UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 8 May 2014

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



GOLD FIELDS

MEDIA RELEASE

Q1 ENDED 31 MARCH 2014

Unaudited Results

Cash generative with Group production and costs tracking guidance

JOHANNESBURG. 8 May 2014, Gold Fields Limited (NYSE & JSE: GFI) today announced normalised earnings from continuing operations for the March 2014 quarter of US$21 million compared with US$14 million for the December 2013 quarter and US$68 million for the March 2013 quarter. Net losses for the March 2014 quarter of US$0.3 million compared with net losses of US$491 million for the December 2013 quarter.

Salient features

US$1,066
per ounce
All-in-sustaining costs

US$1,114
per ounce
All-in-costs

557,000
ounces of attributable gold production

US$54m
cash flow
from operating activities after taking account of net capital expenditure, environmental payments, debt service costs and non-recurring items

Statement by Nick Holland, Chief Executive Officer of Gold Fields:

Introduction

During the March 2014 quarter, the Group continued to focus on improving execution and delivery across our portfolio of assets, with particular attention and effort on:

- Driving margins and cash flow across the portfolio;
- Reducing net debt;
- Rebasing South Deep to de-risk the build-up plan and achieve cash break-even by the end of 2014 or early 2015;
- Consolidating the Damang turn-around;
- Continuing to bed down and optimise the newly acquired Yilgarn South assets; and
- Disposal of non-core projects.

It is pleasing to say that the Group had a fatality free quarter – which should be the norm.

Driving margins and cash flow

During the March 2014 quarter, Gold Fields achieved all-in sustaining costs (AISC) of US$1,066/oz and all-in costs (AIC) of US$1,114/oz, on 524,800 gold only ounces sold. Our AISC was 5% better than our guidance for the full year of US$1,125/oz and our AIC was 3% better than our AIC guidance of US$1,150/oz.

During the quarter, the Group generated US$54 million in cash flow from operating activities after taking account of net capital expenditure, environmental payments, debt service costs and non-recurring items, which is a 42% increase on the US$38 million generated in the December 2013 quarter.

The Group's medium-term objective remains to generate a free cash flow margin of at least 15%, at a US$1,300/oz gold price. On that basis the Group generated a free cash flow margin of 13% in the March quarter (see table on page 7).

If South Deep is excluded from the results for the March quarter (as this project has not yet achieved commercial levels of production), then the Group's AIC was US$1,053/oz and the free cash flow margin, at the achieved gold price, was approximately 18%.

When one compares the Group's results for the March 2014 quarter to the March 2013 quarter, the Group's AISC improved by 18% from US$1,303/oz to US$1,066/oz and its AIC improved by 25% from US$1,476/oz to US$1,114/oz. Over the same period the Group's attributable equivalent gold production increased by 17% from 477,000 ounces to 557,000 ounces, mainly due to the additional production from the newly acquired Yilgarn South assets in Australia. Despite a 21% decline in the gold price over the same period, from US$1,625/oz to US$1,283/oz, cash flow from operating activities after taking account of net capital expenditure, environmental payments, debt service costs and non-recurring items; improved by 217% from a net cash outflow of US$46 million in the March 2013

quarter to a net cash inflow of US$54 million in the March 2014 quarter, a positive swing of US$100 million. This performance improvement over the past year is a direct result of our strategy of focusing on driving margins and cash flow.

Gold Fields remains on track to achieve its full-year guidance of AISC of US$1,125/oz and AIC of US$1,150/oz on attributable production of around 2.2 million gold equivalent ounces.

Reducing net debt

Our priorities with the cash that we generate are to reward our shareholders by paying out a dividend of between 25% and 35% of our normalised earnings, which is in line with our long-standing dividend policy and to reduce our debt. During the March quarter we reduced our net debt by US$49 million to US$1,686 million and thereby reducing our net debt to EBITDA ratio from 1.63 in the December 2013 quarter to 1.50 in the March 2014 quarter, based on a 12-month rolling historical average.

Debt levels will also be determined by the extent of project disposals and, subject to prevailing gold prices, we will target further debt reductions.

Rebasing South Deep

South Deep is the most important value driver in the Gold Fields portfolio.

We have a critical understanding of this project's value proposition; a sense of urgency for the execution and delivery of the project; and are resolute and confident in our commitment to make it work within the new timeframe published on 13 February 2014.

Since we took full ownership of the mine in April 2007, we have essentially built most of the mine and key infrastructure to support the build-up to full production. We have completed the Twin Shaft infrastructure, providing 330,000 tonnes of hoisting capacity per month, and upgraded the plant capacity commensurately; installed full life of mine tailings and backfill capacity on surface; and completed all of the key ancillary surface infrastructure. We have also completed a large proportion of the underground horizontal capital development required to access the new mine below 95-level (North of Wrench Fault). In September 2009 we stopped all conventional hand-held mining and converted South Deep to a fully mechanised operation. Importantly, we have significantly advanced our understanding and knowledge of the ore body through surface and underground drilling, including grade control drilling, 3D seismics and detailed high resolution resource modelling, to ensure that appropriate levels of confidence underpin all short and long-term planning.

A detailed six-month review, including an external review of the project late in 2013 and early 2014 found that the physical infrastructure was of world class quality and the long-term build-up plan was sound. However, the review also concluded that the expected build-up of the project was likely to take longer than the previous guidance provided in 2012. This expected delay related to execution constraints caused by the lack of a modern mechanised mining culture; the inadequate availability and utilisation of the mining fleet; sub-optimal mechanised mining skills levels; as well as discreet ore handling and logistical constraints underground.

Following this review, we published a revised build-up schedule for the project on 13 February 2014 (steady state production of between 650,000 and 700,000 ounces per year by the end of 2017, at an AIC of approximately US$900/oz). During the March 2014 quarter we fundamentally changed the way we manage and execute the South Deep project with the implementation of a comprehensive transformation process aimed at addressing the shortcomings identified during the review; de-risking the momentum and sustainability of the new build-up plan; and positioning South Deep to achieve cash break-even by late 2014 or early 2015, assuming prevailing rand gold prices.

Central to the transformation process is the introduction of a team of mechanised mining specialists from Australia, to assist South Deep to transform itself into a world-class mechanised mine. Despite the uncertainty which inevitably accompanies any transformation process, South Deep employees and their representative organisations have largely embraced the change and, while much remains to be done, the early signs are encouraging.

Having said that, the changes inevitably came with some temporary disruptions and at the expense of short-term momentum in production, destress mining and development, which compounded the effects of the Christmas break in the March quarter.

However, we expect that the transformation process will continue to gain traction through the June quarter and should result in greater stability and improved productivity during the second half of the year, which is also characterised by fewer interruptions from public holidays, compared to the first half of the year.

This should provide a strong foundation for improved performance from South Deep and de-risk the momentum and sustainability of the new build-up plan. As a result of the temporary disruption and loss of momentum caused by the implementation of the transformation process, production for the full year is expected to be around 10% lower than the full-year guidance of 360,000 ounces. However, destress mining is expected to be on guidance at 54,600m², thus providing an important underpin for the build-up plan. South Deep is expected to achieve its AISC guidance for the full year of US$1,290/oz and AIC of US$1,350/oz.

More details on the transformation process are provided in the South Deep section on page 8.

Australian operations

This was the second consecutive quarter of strong performance from the Yilgarn South assets (Granny Smith, Lawlers and Darlot) which were acquired from Barrick in October 2013. These assets contributed 115,000 ounces of gold production out of Australian production of 245,000 ounces for the quarter and contributed to all-in cost for the Australia region of US$1,103/oz for the quarter.

The integration of the Yilgarn South assets into the Gold Fields portfolio has been completed and the expected synergies largely realised through the combination of the Agnew and Lawlers operations, specifically, the closure of the Lawlers Mill, and the rationalisation of employee numbers across all of the operations. In order to secure the future of our Australian operations, including the Yilgarn South assets, we have committed approximately US$50 million (US$50 per ounce) to brownfields exploration at all of the mines in the region during 2014 and early indications are that we expect to translate some of that expenditure into a resource and reserve upgrade of the region by the end of 2014. We are pleased with the acquisition and are confident that the Yilgarn South assets will continue to perform to our expectations well into the future.

Consolidating the turn-around at Damang

During the March quarter, Damang further consolidated the turn-around achieved in the December 2013 quarter by reducing its AIC by 12% to US$1,111/oz from US$1,261/oz achieved in the December 2013 quarter, and increasing gold production by 3% to 46,700 ounces. This mine has now been restored to sustainable profitability and is expected to make a meaningful contribution to the Group's strategy of generating cash flow for at least the next five years, and likely well beyond that.

Disposal of project portfolio

In line with our strategic repositioning to a focus on growing cash flow and margins rather than ounces of production, we previously indicated that we had moved away from greenfields exploration and new project development as a strategy for growth, in favour of the acquisition of in-production ounces. Accordingly, our Growth and International Projects Division (GIP), which incorporated greenfields exploration as well as new project development, was disbanded and several of the projects in that portfolio earmarked for disposal.

The projects earmarked for disposal are the Talas project in Kyrgyzstan, the Yanfolila project in Mali, the Arctic Platinum project in Finland (APP) and the Woodjam project in British Columbia. Also earmarked for disposal is the Group's extensive portfolio of royalties held over various projects and mines.

To date, the disposal of the Talas project has been concluded and negotiations are well advanced for the possible disposal of the Yanfolila project as well as the Royalty portfolio. Processes are also underway for the possible disposal of the Arctic Platinum and Woodjam projects. However, if reasonable considerations cannot be secured for the disposal of these assets, their sale will be deferred pending more conducive market conditions.

Expenditure on the Chucapaca project in Peru as well as the Far Southeast project (FSE) in the Philippines has been significantly reduced to essential holding costs only, pending decisions on the future of those projects. Most of our other greenfields exploration projects have been relinquished, with only five projects in the Americas retained pending completion of current work programmes, after which decisions will be made on the possible disposal of those projects.

Annual review

The Gold Fields Integrated Annual Review and Statutory Financial Reports for 2013 were published at the end of March 2014 and is available on our website.

On 25 April 2014 the Group filed its annual report on Form 20-F with the US Securities and Exchange Commission.

Stock data		NYSE – (GFI)	
Number of shares in issue		Range – Quarter	US$3.00 – US$4.36
– at end March 2014	768,651,164	Average Volume – Quarter	5,964,818 shares/day
– average for the quarter	767,841,289	**JSE Limited – (GFI)**	
Free Float	100 per cent		
ADR Ratio	1:1	Range – Quarter	ZAR31.72 – ZAR45.95
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Quarter	2,229,689 shares/day

Key Statistics		UNITED STATES DOLLARS		
		Quarter		
		March 2014	December 2013	March 2013
Gold produced*	oz (000)	557	598	477
Tonnes milled/treated	000	8,877	10,080	9,535
Revenue	$/oz	1,283	1,265	1,625
Operating costs	$/tonne	48	48	42
Operating profit	$m	292	312	404
All-in sustaining costs#	$/oz	1,066	1,054	1,303
Total all-in cost#	$/oz	1,114	1,095	1,476
Net (loss)/earnings	$m	-	(491)	27
Net (loss)/earnings	US c.p.s.	-	(66)	4
Headline earnings/(loss)	$m	5	(23)	28
Headline earnings/(loss)	US c.p.s.	1	(3)	4
Normalised earnings	$m	21	14	68
Normalised earnings	US c.p.s.	3	2	9

All of the key statistics given above are managed figures, except for gold produced which is attributable equivalent production.

 # As per the new World Gold Council Standard issued on 27 June 2013. Refer to page 22 and 23.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sales) throughout this report includes copper gold equivalents of approximately 8 per cent of Group production.

Figures may not add as they are rounded independently.

Certain forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated cost savings at existing operations;
- the success of exploration and development activities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining;
- the occurrence of work stoppages related to health and safety incidents;
- fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;
- changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Results for the Group

Safety

The Group's fatality injury frequency rate improved from 0.10 in the December quarter to 0.00 in the March quarter.

The total recordable injury frequency rate (TRIFR)[1] for the Group has regressed from 3.97 in the December quarter to 4.31 in the March quarter.

[1] *Total Recordable Injury Frequency rate (TRIFR) Group safety metric was introduced in the December quarter. (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/number of man-hours worked.*

[2] *A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.*

[3] *A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred.*

[4] *A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment.*

Quarter ended 31 March 2014 compared with quarter ended 31 December 2013

Revenue

As anticipated, attributable equivalent gold production from continuing operations decreased by 7 per cent from 598,000 ounces in the December quarter to 557,000 ounces in the March quarter in line with guidance. This decrease was mainly due to lower production at South Deep, Agnew/Lawlers, Tarkwa and St Ives.

Gold production at South Deep in South Africa, decreased by 26 per cent from 2,471 kilograms (79,400 ounces) to 1,840 kilograms (59,200 ounces).

Attributable gold production at the West African operations decreased by 7 per cent from 184,800 ounces in the December quarter to 172,700 ounces in the March quarter. Attributable equivalent gold production at Cerro Corona in Peru increased by 2 per cent from 78,800 ounces in the December quarter to 80,100 ounces in the March quarter. Gold production at the Australian operations, decreased by 4 per cent from 254,600 ounces in the December quarter to 245,200 ounces in the March quarter mainly due to lower production at Agnew/Lawlers and St Ives, partially offset by higher production at Darlot and Granny Smith.

At the South Africa region, production at South Deep decreased by 26 per cent from 79,400 ounces in the December quarter 59,200 ounces in the March quarter mainly due to a decrease in reef tonnes mined and processed as a result of the extended Christmas break and transformation implementation disruptions.

At the West Africa region, managed gold production at Tarkwa decreased by 9 per cent from 160,000 ounces in the December quarter to 145,200 ounces in the March quarter due to cessation of stacking at the North heap leach operations and lower CIL head grade, partially offset by higher CIL throughput. At Damang, managed gold production increased by 3 per cent from 45,400 ounces in the December quarter to 46,700 ounces in the March quarter due to higher throughput and higher recoveries.

At the South America region, total managed gold equivalent production at Cerro Corona increased by 2 per cent from 79,200 equivalent ounces in the December quarter to 80,500 equivalent ounces in the March quarter. This was mainly due to an increase in copper head grades and an increase in ore treated, partially offset by lower gold head grades.

At the Australia region, St Ives' gold production decreased by 3 per cent from 99,100 ounces in the December quarter to 96,600 ounces in the March quarter mainly due to excessive rain affecting the open pit operations in January and February. At Agnew/Lawlers, gold production decreased by 20 per cent from 73,600 ounces in the December quarter to 59,200 ounces in the March quarter mainly due to lower grades mined and the once-off clean-up of the Lawlers mill in the December quarter. At Darlot, gold production increased by 16 per cent from 19,700 ounces in the December quarter to 22,900 ounces in the March quarter mainly due to increased head grade. At Granny Smith, gold production increased by 7 per cent from 62,200 ounces in the December quarter to 66,500 ounces in the March quarter mainly due to an increase in ore tonnes mined.

The average quarterly US dollar gold price achieved by the Group increased by 1 per cent from US$1,265 per ounce in the December quarter to US$1,283 per ounce in the March quarter. The average rand gold price increased by 7 per cent from R425,227 per kilogram to R453,152 per kilogram. The average Australian dollar gold price increased by 5 per cent from A$1,372 per ounce to A$1,438 per ounce. The average US dollar/Rand exchange rate weakened by 7 per cent from R10.11 in the December quarter to R10.85 in the March quarter. The average Rand/Australian dollar exchange rate weakened by 3 per cent from R9.41 to R9.70. The average Australian/US dollar exchange rate weakened by 4 per cent from A$1.00 = US$0.93 to A$1.00 = US$0.89.

As a result of the above mentioned factors, revenue decreased by 8 per cent from US$781 million in the December quarter to US$715 million in the March quarter.

Operating costs

Net operating costs decreased by 10 per cent from US$468 million in the December quarter to US$423 million in the March quarter.

At the South Africa region, net operating costs at South Deep decreased by 9 per cent from R781 million (US$77 million) in the December quarter to R714 million (US$66 million) in the March quarter mainly due to restructuring of the cost base.

At the West Africa region, net operating costs decreased by 18 per cent from US$168 million in the December quarter to US$137 million in the March quarter. This decrease in net operating costs was due to the lower production at Tarkwa as a result of the cessation of the North heap leach operation as well as lower tonnes mined and a bigger build-up of gold-in-circuit at Damang in the March quarter.

At Cerro Corona in South America, net operating costs decreased by 31 per cent from US$35 million in the December quarter to US$24 million in the March quarter mainly due to a build-up of concentrate inventory at the end of the March quarter as well as savings realised in processing costs.

At the Australia region, net operating costs increased by 9 per cent from A$201 million (US$189 million) in the December quarter to A$219 million (US$196 million) in the March quarter, mainly at St Ives due to the gold-in-process charge to cost in the March quarter compared with a credit to cost in the December quarter and at Granny Smith, due to increased production and a gold-in-process charge compared with a build-up in the December quarter. At Darlot, net operating costs increased due to a gold-in-process charge, compared with a build-up in the December quarter. This was partially offset by a decrease in net operating costs at Agnew due to a gold-in-process credit in the March quarter compared with a drawdown in the December quarter.

Operating profit

Operating profit for the Group decreased by 6 per cent from US$312 million in the December quarter to US$292 million in the March quarter due to the decrease in revenue, partially offset by the lower net operating costs.

Amortisation

Amortisation for the Group decreased by 13 per cent from US$183 million in the December quarter to US$159 million in the March quarter. This was mainly due to the lower amortisation at St Ives due to its lower cost base, as a result of the impairment in the December quarter and lower production for the Group in the March quarter.

Other

Net interest paid for the Group increased from US$16 million in the December quarter to US$19 million in the March quarter. In the March quarter interest paid of US$26 million was partially offset by interest received of US$1 million and interest capitalised of US$6 million. In the December quarter interest paid of US$24 million was partially offset by interest received of US$2 million and interest capitalised of US$6 million.

The share of equity accounted losses after taxation for the Group decreased from US$2 million in the December quarter to US$1 million in the March quarter and related to the ongoing study and evaluation costs at the Far Southeast project (FSE).

Share-based payments for the Group increased from US$3 million to US$11 million due to year-end forfeiture adjustments in the December quarter.

Other costs for the Group increased from US$6 million in the December quarter to US$11 million in the March quarter, mainly due to the inclusion of rehabilitation costs under other costs. It was previously reported under operating costs.

Exploration

Exploration expenditure increased from US$7 million in the December quarter to US$12 million in the March quarter due to the decision to expense expenditure at Chucapaca and at the Arctic Platinum project (APP). Previously these expenditures were capitalised.

Feasibility and evaluation costs

The Group did not incur any expenditure on feasibility and evaluation costs in the March quarter, compared with US$11 million in the December quarter, due to the deliberate reduction in feasibility and evaluation activities.

Non-recurring items

Non-recurring expenses decreased from US$713 million in the December quarter to US$27 million in the March quarter. The non-recurring expenses in the March quarter included retrenchment costs of US$19 million at all the operations of which US$16 million was incurred at the Ghanaian operations. It also included US$5 million on the impairment of the Group's associate stake of 21.6 per cent in Bezant Resources PLC, acquired in January 2013.

Included in the December quarter were impairments, net of tax, at St Ives, Damang and Tarkwa of A$297 million (US$264 million), US$173 million and US$51 million, respectively. In addition, the following were impaired during the December quarter:

- US$90 million at the Arctic Platinum project (APP) and US$30 million at Yanfolila;
- US$44 million at Tarkwa (on long lead items relating to the Tarkwa Expansion Phase 6, assets no longer in use, heap leach related assets and the high pressure grinding roller);
- US$10 million at Cerro Corona (on the oxide heap leach project); and
- US$10 million on the Group's option payment to Bezant.

Non-recurring costs in the December 2013 quarter also included US$20 million on restructuring costs across the Group and US$27 million related to transaction costs on the acquisition of the Yilgarn South assets. The profit on the sale of the Group's interest in Talas amounted to US$5 million.

Royalties

Government royalties for the Group decreased from US$25 million in the December quarter to US$22 million in the March quarter mainly due to the lower revenue received on which royalties are calculated.

Taxation

The taxation charge of US$29 million in the March quarter compared with a credit for the Group of US$149 million in the December quarter.

Earnings

Net losses attributable to owners of the parent amounted to US$0.3 million or US$0.00 per share in the March quarter compared with net losses of US$491 million or US$0.66 per share in the December quarter.

Headline earnings of US$5 million or US$0.01 per share in the March quarter compared with headline losses of US$23 million or US$0.03 per share in the December quarter.

Normalised earnings of US$21 million or US$0.03 per share in the March quarter compared with normalised earnings of US$14 million or US$0.02 per share in the December quarter.

Cash flow

Cash inflow from operating activities for continuing operations of US$198 million in the March quarter compared with US$182 million in the December quarter, an increase of 9 per cent, mainly due to lower tax and royalties paid and a release of working capital.

Cash outflow from investing activities for continuing operations decreased from US$250 million in the December quarter to US$144 million in the March quarter, a decrease of 42 per cent. This was mainly due to the Yilgarn South asset purchase of US$105 million in the December quarter and capital expenditure which decreased from US$152 million in the December quarter to US$141 million in the March quarter.

Cash inflow from operating activities less net capital expenditure and environmental payments amounted to US$54 million in the March quarter compared with cash inflow of US$38 million in the December quarter. The US$54 million in the March quarter comprised: US$92 million generated by the eight mining operations, less US$22 million of interest paid (this excludes any interest paid by the mines), US$10 million for exploration (this excludes any mine based brownfields exploration) and US$6 million on non-mine based tax payments and costs.

In the South Africa region at South Deep, capital expenditure decreased from R365 million (US$35 million) in the December quarter to R282 million (US$26 million) in the March quarter. The majority of this expenditure was on development and infrastructure costs required in the build-up to full production.

At the West Africa region, capital expenditure increased from US$44 million in the December quarter to US$46 million in the March quarter. Tarkwa increased from US$38 million to US$39 million with expenditure mainly incurred on pre-stripping, the tailings storage facility and major fleet components. Capital expenditure at Damang increased from US$6 million to US$7 million with the majority of the expenditure on the tailings storage facility.

In South America, at Cerro Corona, capital expenditure decreased from US$14 million in the December quarter to US$7 million in the March quarter with the majority of the expenditure on the construction of the tailings storage facility.

At the Australia region, capital expenditure increased from A$58 million (US$54 million) in the December quarter to A$71 million (US$63 million) in the March quarter. At St Ives, capital expenditure increased from A$29 million (US$27 million) to A$37 million (US$33 million), with expenditure mainly on pre-strip at the Neptune open pit. At Agnew/Lawlers, capital expenditure increased from A$19 million (US$18 million) to A$23 million (US$21 million). The increase was mainly due to additional capital development at the New Holland mine and additional exploration activity. At Darlot, capital expenditure was similar at A$2 million (US$2 million) and at Granny Smith, capital expenditure was similar at A$8 million (US$7 million).

Purchase of investments of US$2 million in the March quarter related to the Group's subscription in the Tocqueville Bullion Reserve (TBR). TBR provides professionally managed warehousing of physical gold bullion and is targeted at strategic long term gold holders as a global alternative to gold Exchange Traded Funds (ETFs). Gold Fields assisted TBR in its launch because the Group is of the view that it may benefit the gold mining industry by creating the first global institutional solution for bullion ownership in a format that does not permit leverage, shorting and speculation.

Proceeds on the disposal of investments of US$2 million related to the sale of the Group's interest in the Talas Gold Copper project in Kyrgyzstan.

Net cash inflow from financing activities for continuing operations of US$9 million in the March quarter compared with an outflow of US$77 million in the December quarter. The inflow in the March quarter comprised a net inflow of rand borrowings, partially offset by dollar loans repaid. In the March quarter US$49 million was repaid on offshore dollar facilities.

The net cash inflow for the Group for continuing operations of US$47 million in the March quarter compared with a net cash outflow of US$145 million in the December quarter. After accounting for a positive translation adjustment of US$2 million on offshore cash balances, the cash inflow for the March quarter was US$49 million. As a result, the cash balance increased from US$325 million at the end of December to US$374 million at the end of March.

All-in sustaining and total all-in cost

The World Gold Council has worked closely with its member companies to develop definitions for "all-in sustaining costs" and "all-in costs". These non-GAAP measures are intended to provide further transparency into the costs associated with producing and selling an ounce of gold. The new standard was released by the World Gold Council on 27 June 2013. It is expected that these new metrics will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining. The "all-in sustaining costs" incorporate costs related to sustaining current production. The "all-in costs" include additional costs which relate to the growth of the Group.

Gold Fields adopted and implemented these metrics as from the June 2013 quarter. All-in sustaining costs and total all-in cost are reported on a per ounce basis – refer to the detailed table on page 22 to page 25 of this report.

The Group all-in sustaining costs increased by 1 per cent from US$1,054 per ounce in the December quarter to US$1,066 per ounce in the March quarter mainly due to the decreased gold sold and the higher non-cash remuneration (share-based payments) partially offset by lower operating costs, royalties, community costs and sustaining capital expenditure. Total all-in cost increased by 2 per cent from US$1,095 per ounce in the December quarter to US$1,114 per ounce in the March quarter for the same reasons as all-in sustaining costs as well as the decrease in exploration and non-sustaining capital expenditure.

In the South Africa region, at South Deep, all-in sustaining costs per kilogram increased by 3 per cent from R454,581 per kilogram (US$1,399 per ounce) to R469,227 per kilogram (US$1,345 per ounce) due to the lower gold sold, partially offset by the lower capital expenditure and lower operating costs. The total all-in cost increased by 19 per cent from R466,908 per kilogram (US$1,436 per ounce) to R557,078 per kilogram (US$1,597 per ounce) due to lower gold sold, partially offset by lower operating costs.

At the West Africa region, all-in sustaining costs and total all-in cost per ounce decreased by 8 per cent from US$1,132 per ounce in the December quarter to US$1,039 per ounce in the March quarter due to lower operating costs, partially offset by the higher capital expenditure and the lower gold sold.

At the South America region, all-in sustaining costs and total all-in cost per ounce decreased by 53 per cent from US$207 per ounce in the December quarter to US$97 per ounce in the March quarter mainly due to a bigger gold-in-process credit to costs and lower operating costs, partially offset by the decrease in by-product credits and the lower gold sold. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 18 per cent from US$708 per equivalent ounce to US$581 per equivalent ounce.

At the Australia region, all-in sustaining costs and total all-in cost per ounce increased by 15 per cent from A$1,072 per ounce (US$998 per ounce) in the December quarter to A$1,234 per ounce (US$1,103 per ounce) in the December quarter mainly due to the lower gold sold, higher operating costs, the gold-in-process charge to cost compared with the credit to cost in the December quarter and higher capital expenditure.

Free cash flow margin

The Group has shifted focus from principally ounces of gold in production to cash generation, reflecting our new goal of a Group 15 per cent free cash flow margin at a gold price of US$1,300 per ounce. The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage. The FCF for the Group for the March 2014 quarter is calculated as follows:

March 2014	US$'m	US$/oz
Revenue (gold only = revenue as per the income statement less by-product credits as per AIC)*	681.3	1,298
Less: Cash outflow	(592.7)	1,129
- AIC	(584.7)	1,114
Adjusted for		
Share-based payments (as non-cash)	11.1	21
Exploration, feasibility and evaluation costs	10.3	20
Capital expenditure on exploration, feasibility and evaluation	-	-
- Tax paid (excluding royalties)	(29.4)	56
Free cash flow	88.6	169
FCF margin	13%	
Gold sold only – 000'ounces	524.8	

Revenue from income statement at US$714.6 million less revenue from by-products in AIC at US$33.3 million equals US$681.3 million.

The Group achieved a FCF margin of 13 per cent in the March quarter compared with 11 per cent in the December quarter.

Balance sheet

Net debt (long-term loans plus the current portion of long-term loans less cash and deposits) decreased from US$1,735 million at the end of December to US$1,686 million at the end of March.

South Africa region

South Deep project

		March 2014	Dec 2013
Gold produced	- 000'oz	59.2	79.4
	- kg	1,840	2,471
Yield - underground	- g/t	5.24	5.38
- combined	- g/t	4.73	4.28
All-in sustaining costs	- R/kg	469,227	454,581
	- US$/oz	1,345	1,399
Total all-in cost	- R/kg	557,078	466,908
	- US$/oz	1,597	1,436

Gold production decreased by 26 per cent from 2,471 kilograms (79,400 ounces) in the December quarter to 1,840 kilograms (59,200 ounces) in the March quarter mainly due to a decrease in reef tonnes mined and processed as a result of the Christmas break. The weaker performance in the March quarter was further compounded by the inevitable initial disruptions caused by the implementation of the transformation process, which came at the expense of short-term momentum in production, destress mining and development.

The main aim of the transformation process implemented in the March quarter, which is ongoing, is to establish a modern mechanised mining culture and create an operating environment conducive to optimal equipment availability and utilisation, improved performance of front-line operators and achievement of targets. In addition to changes to senior, middle and line management personnel, a team of mechanised mining specialists from Australia are assisting South Deep to transform itself into a world-class mechanised mine. We are de-congesting the mine by:

- re-assessing the size, composition and deployment of the mechanised mining fleet;
- addressing the associated staffing levels by reducing reliance on external contractors;
- improving the availability and utilisation of equipment by improving the operation of underground workshops;
- improving the skills and productivity of front-line operators through on-the-job mentoring and coaching;
- de-bottlenecking the infrastructure constraints; and
- improving dilution control and grade management (early gains are already evident).

Total tonnes milled (included 38,000 tonnes of off-reef development in the March quarter compared with 119,000 tonnes in the December quarter) decreased by 33 per cent from 578,000 tonnes to 389,000 tonnes due to the Christmas break and lower waste mining. Underground reef yield decreased by 3 per cent from 5.38 grams per tonne to 5.24 grams per tonne due to the cleaning of the lower grade longhole stoping backlog tonnages in 95 1W and 87 IW. The combined yield (ore and waste) increased from 4.28 grams per tonne to 4.73 grams per tonne due to less waste dilution. The plant recovery factor increased marginally from 96.3 per cent to 96.4 per cent.

Development decreased by 27 per cent from 2,263 metres in the December quarter to 1,645 metres in the March quarter mainly due to the transitional arrangements with respect to moving from contractor development to owner development. The new mine capital development in phase one, sub 95 level, decreased from 228 metres to 135 metres. Vertical development decreased from 122 metres to 30 metres. Development in the current mine areas above 95 level decreased from 1,912 metres to 1,479 metres. Development areas in 95 2W and 3W level were negatively affected

by seismicity during the March quarter. Destress mining decreased by 44 per cent from 14,504 square metres in the December quarter to 8,157 square metres in the March quarter.

Apart from the impact of the Christmas break, the declines in mining, development and destress mining rates were temporary in nature and mainly due to the implementation of the transformation process. Specifically, the decrease in development was related to the transitional arrangements with respect to moving from contractor development to owner development. After the close of the March quarter, the transformation interventions started to show evidence of bedding down. Mining and destress mining rates are expected to return closer to planned levels during the second half of the year.

During the March quarter, the current mine (95-level and above) contributed 80 per cent of the ore tonnes and the new mine (below 95-level) contributed 20 per cent. The long-hole stoping method accounted for 21 per cent of total ore tonnes mined.

Operating costs decreased by 9 per cent from R781 million (US$77 million) in the December quarter to R714 million (US$66 million) in the March quarter. This was mainly due to lower stores consumption, lower contractor costs and other restructuring costs.

Operating profit decreased from R249 million (US$24 million) in the December quarter to R119 million (US$11 million) in the March quarter due to the lower gold production, partially offset by the lower net operating costs.

Capital expenditure decreased from R365 million (US$35 million) to R282 million (US$26 million) in line with increased focus on capital optimisation and scheduling. The majority of the expenditure was on development and infrastructure costs.

All-in sustaining cost increased from R454,581 per kilogram (US$1,399 per ounce) in the December quarter to R469,227 per kilogram (US$1,345 per ounce) in the March quarter due to the lower gold sold. The total all-in cost increased from R466,908 per kilogram (US$1,436 per ounce) to R557,078 per kilogram (US$1,597 per ounce) due to the lower gold sold.

However, we expect that the transformation process will continue to gain traction through the June quarter and should result in greater stability and improved productivity during the second half of the year, which is also characterised by fewer interruptions from public holidays, compared to the first half of the year.

This should provide a strong foundation for improved performance from South Deep and to de-risk the momentum and sustainability of the new build-up plan, as published on 13 February, 2014. The inevitable consequences of the transformation process have resulted in expected production to be around 10 per cent lower than the full-year guidance of 360,000 ounces. Destress mining is expected to be on guidance at 54,600m², providing an important underpin for the build-up plan. South Deep is expected to achieve its AISC guidance for the full year of US$1,290 per ounce and AIC of US$1,350 per ounce. Capital expenditure is expected to be around R1.34 billion for the full year.

West Africa region

Ghana

Tarkwa

			March 2014	Dec 2013
Gold produced		- 000'oz	145.2	160.0
Yield	- heap leach*	- g/t	-	0.48
	- CIL plant	- g/t	1.19	1.35
	- combined	- g/t	1.19	1.00
All-in sustaining costs		- US$/oz	1,016	1,096
Total all-in cost		- US$/oz	1,016	1,096

*   Heap leach produced 15,400 ounces, of which 12,900 ounces was rinsed from inventory
    and 2,500 ounces was produced from the 192,000 tonnes stacked during the quarter.

Gold production decreased by 9 per cent from 160,000 ounces in the December quarter to 145,200 ounces in the March quarter due to the planned cessation of stacking at the North heap leach operations and decreased CIL head grade and yield, partially offset by increased throughput.

Total tonnes mined, including capital stripping, decreased from 33.8 million tonnes in the December quarter to 24.5 million tonnes in the March quarter mainly due to the rescheduling of operations required by the discontinuation of the North heap leach operation. Ore tonnes mined decreased from 4.5 million tonnes to 3.5 million tonnes. Operational waste tonnes mined decreased from 17.5 million tonnes to 8.8 million tonnes and capital waste tonnes mined increased from 11.8 million tonnes to 12.2 million tonnes. The decrease in operational waste tonnes mined is in line with the 2014 mine plan. Head grade mined decreased from 1.30 grams per tonne in the December quarter to 1.28 grams per tonne in the March quarter. The strip ratio decreased from 6.5 to 6.0. The reduced mining rates, as a consequence of the cessation of the Heap leach operations, indicate that the average and peak stripping ratios over the remaining life of 12 years are expected to be 5.1 and 6.8, respectively, based on depletion of the current reserve of 7 million ounces.

The CIL plant throughput increased from 3.06 million tonnes in the December quarter to 3.38 million tonnes in the March quarter. Realised yield from the CIL plant decreased from 1.35 grams per tonne to 1.19 grams per tonne. During the March quarter, as a result of the closure of the North heap leach operation, both medium and high grade ore were fed to the CIL. In the December quarter, with the North heap leach still in operation, medium grade ore was fed into the heap leach operation and only high grade material was fed to the CIL plant. The CIL plant production decreased from 133,100 ounces in the December quarter to 129,800 ounces in the March quarter.

Feed to the North heap leach section decreased from 1.76 million tonnes in the December quarter to 192,000 tonnes in the March quarter. Gold production from the North heap leach operation decreased from 26,900 ounces in the December quarter to 15,400 ounces in the March quarter. The heap leach produced 15,400 ounces, of which 12,900 ounces was rinsed from inventory and 2,500 ounces was produced from the 192,000 tonnes stacked during the quarter.

Net operating costs, including gold-in-process movements, decreased from US$118 million in the December quarter to US$96 million in the March quarter mainly due to lower production and cost reductions as a result of the North heap leach closure.

Operating profit increased from US$85 million in the December quarter to US$92 million in the March quarter as a result of lower net operating costs and higher gold price received, partially offset by the lower gold production.

Capital expenditure increased from US$38 million in the December quarter to US$39 million in the March quarter with the majority of expenditure on pre-stripping, the tailings storage facilities and major fleet components.

All-in sustaining costs and total all-in cost per ounce decreased from US$1,096 per ounce in the December quarter to US$1,016 per ounce in the March quarter due to the decrease in operating costs, partially offset by lower gold production.

Damang

		March 2014	Dec 2013
Gold produced	- 000'oz	46.7	45.4
Yield	- g/t	1.35	1.41
All-in sustaining costs	- US$/oz	1,111	1,261
Total all-in cost	- US$/oz	1,111	1,261

Gold production increased by 3 per cent from 45,400 ounces in the December quarter to 46,700 ounces in the March quarter due to higher mill throughput as a result of improved plant availability.

Total tonnes mined, including capital stripping, decreased from 7.3 million tonnes in the December quarter to 5.2 million tonnes in the March quarter.

Ore tonnes mined decreased from 1.3 million tonnes to 1.0 million tonnes and operational waste tonnes decreased from 6.1 million tonnes in the December quarter to 4.2 million tonnes in the March quarter. The lower tonnages mined in the March quarter were due to a strategic decision to reposition the mine in 2014. In light of the lower gold price, mining operations were focused in lower strip ratio areas and mined grades were optimised by continually improving grade control and mining quality. Despite these interventions, the mine grade is however still below the reserve grade. The strip ratio decreased from 4.8 to 4.4.

The yield decreased from 1.41 grams per tonne to 1.35 grams per tonne due to mining lower grades from Saddle pit.

Tonnes processed increased from 1.0 million tonnes in the December quarter to 1.1 million tonnes in the March quarter. The increased throughput was due to the continuous stabilisation of the milling circuit availability and utilisation.

Net operating costs, including gold-in-process movements, decreased from US$49 million to US$41 million due to good cost control and lower tonnages mined in the March quarter.

Operating profit increased from US$8 million in the December quarter to US$19 million in the March quarter as a result of the higher revenue due to higher gold production and lower net operating costs.

Capital expenditure increased from US$6 million to US$7 million due to timing of expenditure with the majority spent on Far East tailings storage facility raise.

The all-in sustaining costs and total all-in cost per ounce decreased from US$1,261 per ounce in the December quarter to US$1,111 per ounce in the March quarter due to the higher gold production and lower operating costs, partially offset by the higher capital expenditure.

South America region

Peru

Cerro Corona

		March 2014	Dec 2013
Gold produced	- 000'oz	34.8	36.2
Copper produced	- tonnes	8,294	7,701
Total equivalent gold produced	- 000' eqoz	80.5	79.2
Total equivalent gold sold	- 000' eqoz	60.7	77.9
Yield - gold	- g/t	0.66	0.72
- copper	- %	0.50	0.49
- combined	- g/t	1.46	1.50
All-in sustaining costs	- US$/oz	97	207
Total all-in cost	- US$/oz	97	207
AISC per equivalent ounce*	- US$/oz	581	708
AIC per equivalent ounce*	- US$/oz	581	708
Gold price**	- US$/oz	1,283	1,283
Copper price**	- US$/t	7,102	7,142

*   Refer to page 24 and 25 for calculations.

** Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 4 per cent from 36,200 ounces in the December quarter to 34,800 ounces in the March quarter. Copper production increased by 8 per cent from 7,701 tonnes to 8,294 tonnes. Equivalent gold production increased by 2 per cent from 79,200 ounces in the December quarter to 80,500 ounces in the March quarter mainly due to an increase in copper head grades and an increase in ore treated. Gold head grade decreased from 1.04 grams per tonne to 0.96 grams per tonne and copper head grade increased from 0.56 per cent to 0.60 per cent. Gold recoveries decreased from 68.7 per cent to 68.1 per cent resulting from lower gold head grades. Copper recoveries decreased from 87.2 per cent to 84.7 per cent, resulting from ore treated containing secondary copper from supergene zone domains related to the enrichment zone of the orebody with different mineralogical specimens (calcosine and covelite) and different metallurgical behaviour. The reduction in head grade was expected and head grade achieved still compares favourably with reserve head grades.

In the March quarter, concentrate with a payable content of 28,501 ounces of gold was sold at an average price of US$1,281 per ounce and 6,083 tonnes of copper was sold at an average price of US$6,350 per tonne, net of treatment and refining charges. This compared with 36,546 ounces of gold sold at an average price of US$1,266 per ounce and 7,397 tonnes of copper sold at an average price of US$6,293 per tonne in the December quarter. Total equivalent gold sales decreased by 22 per cent from 77,900 ounces in the December quarter to 60,700 ounces in the March quarter due to delays in the shipment schedule.

Tonnes mined increased by 3 per cent from 3.37 million tonnes in the December quarter to 3.46 million tonnes in the March quarter. Ore mined increased marginally from 1.78 million tonnes to 1.79 million tonnes. The strip ratio increased from 0.89 to 0.93 in line with the mining sequence.

Ore processed increased by 4 per cent from 1.64 million tonnes in the December quarter to 1.71 million tonnes in the March quarter mainly due to an increase in plant throughput from 805 tonnes per hour in the December quarter to 814 tonnes per hour in the March quarter. Gold yield decreased from 0.72 grams per tonne to 0.66

grams per tonne and copper yield increased from 0.49 per cent to 0.50 per cent.

Net operating costs, including gold-in-process movements, decreased by 31 per cent from US$35 million in the December quarter to US$24 million in the March quarter. The lower cost was mainly due to a build-up of concentrate inventory at the end of March and savings in operating costs, mainly in processing due to lower consumption of reagents.

Operating profit decreased from US$55 million in the December quarter to US$51 million in the March quarter mainly due to lower revenue resulting from shipments deferred and lower metal prices received.

Capital expenditure decreased from US$14 million in the December quarter to US$7 million in the March quarter mainly due to timing on the construction of the tailings dam construction.

The all-in sustaining costs and total all-in cost per ounce decreased from US$207 per ounce in the December quarter to US$97 per ounce in the March quarter mainly due to the inventory build-up and the lower capital expenditure at the end of the March quarter.

Australia region

St Ives

		March 2014	Dec 2013
Gold produced	- 000'oz	96.6	99.1
Yield - underground	- g/t	3.47	3.24
- surface	- g/t	1.27	1.51
- combined	- g/t	2.34	2.55
All-in sustaining costs	- A$/oz	1,444	1,172
	- US$/oz	1,291	1,091
Total all-in cost	- A$/oz	1,444	1,172
	- US$/oz	1,291	1,091

Gold production decreased by 3 per cent from 99,100 ounces in the December quarter to 96,600 ounces in the March quarter mainly due to two significant rain events, in January and February, affecting open pit operations as well as dilution and recovery challenges in some of the underground mines.

At the underground operations, ore mined decreased by 12 per cent from 712,000 tonnes in the December quarter to 625,000 tonnes in the March quarter. The average grade of ore mined increased from 3.44 grams per tonne to 3.97 grams per tonne. Reduced ore tonnages were a result of dilution/recovery issues in both Athena and Hamlet offset by higher grades from the Argo mine which closed subsequent to the March quarter end. The Argo mine has reached the end of its economic life having produced 915,000 ounces and generated A$165 million of cash flow over a 12 year life.

At the open pit operations and as scheduled, total ore tonnes mined decreased by 77 per cent from 924,000 tonnes at 1.38 grams per tonne mined in the December quarter to 214,000 tonnes at 1.37 grams per tonne mined in the March quarter. Operational waste tonnes mined decreased from 2.0 million tonnes to 0.5 million tonnes, while capital waste tonnes mined increased from 0.8 million tonnes in the December quarter to 3.7 million tonnes in the March quarter. During the March quarter, the focus has been on pre-stripping the high grade Neptune pit and the West Idough pit in order to secure new ore sources for the second half of 2014. Mining of the Bellerophon pit was completed during the quarter. Rain significantly affected mining schedules with three weeks disruption across the open pit mines after the rain in the quarter. The strip ratio increased from 2.95 in the December quarter to 19.5 in the March quarter.

Throughput at the Lefroy mill increased from 1.21 million tonnes to 1.28 million tonnes. Yield decreased from 2.55 grams per tonne to 2.35 grams per tonne. Gold production from the Lefroy plant decreased from 96,900 ounces in the December quarter to 95,700 ounces in the March quarter mainly due to reduced underground high grade ore and volume of open pit ore mined which was replaced by lower grade stockpiled material. Following on from the cessation of stacking activities at the end 2012, irrigation of the existing heap leach pad continued, and a further 900 ounces were recovered in the March quarter compared with 2,200 ounces in the December quarter. Since cessation of stacking activities a total of 12,900 ounces have been recovered.

Net operating costs, including gold-in-process movements, increased from A$83 million (US$77 million) in the December quarter to A$97 million (US$87 million) in the March quarter mainly due to a A$11 million (US$10 million) gold-in-process charge to costs in the March quarter compared with a A$11 million (US$11 million) credit to costs in the December quarter. This was anticipated and reflects the high open pit mining volumes in the December quarter when ore was stockpiled to be drawndown in the March quarter while new pits were being stripped.

Operating profit decreased from A$53 million (US$48 million) in the December quarter to A$41 million (US$36 million) in the March quarter due to higher net operating costs.

Capital expenditure increased from A$29 million (US$27 million) in the December quarter to A$37 million (US$33 million) in the March quarter with increased expenditure on pre-stripping of open pits.

All-in sustaining costs and total all-in cost per ounce increased from A$1,172 per ounce (US$1,091 per ounce) in the December quarter to A$1,444 per ounce (US$1,291 per ounce) in the March quarter mainly due to the lower production, higher net operating costs and higher capital expenditure in the March quarter.

St Ives was severely impacted by two cyclonic weather events resulting in extensive flooding throughout the Western Australian goldfields. This resulted in high pit dewatering costs and delays in material movements from all pits.

Pre-stripping activities at the Neptune pit account for the majority of material movements in the March quarter and the June quarter. Ore supply from the Neptune high grade pit is planned to commence in the second half of 2014. The ore from Neptune is expected to result in a reduction in AISC and AIC in the later part of 2014. In addition, a number of efficiency and cost reduction initiatives are being investigated for implementation.

Agnew/Lawlers

		March 2014	Dec 2013
Gold produced	- 000'oz	59.2	73.6
Yield - underground	- g/t	6.46	7.76
- surface	- g/t	2.15	1.02
- combined	- g/t	6.27	6.56
All-in sustaining costs	- A$/oz	1,147	998
	- US$/oz	1,025	929
Total all-in cost	- A$/oz	1,147	998
	- US$/oz	1,025	929

Gold production decreased by 20 per cent from 73,600 ounces in the December quarter to 59,200 ounces in the March quarter mainly due

to lower grades mined, a once-off clean-out of the Lawlers mill in the December quarter and a build-up of gold-in-process in the March quarter compared with a reduction in the December quarter. The Lawlers mill is now on a care and maintenance programme.

Ore mined from underground decreased marginally from 267,400 tonnes to 266,300 tonnes and head grade decreased from 7.33 grams per tonne in the December quarter to 6.91 grams per tonne in the March quarter. The underground grade reduction was due to mining of lower grade areas in accordance with the mine plan sequence with an expected reduction in underground grades from Kim Lode in the Waroonga mine.

Tonnes processed decreased from 349,000 tonnes in the December quarter to 294,000 tonnes in the March quarter and included 13,000 tonnes of Songvang ore. The higher tonnes in the December quarter were due to processing all stockpiled ore at Lawlers prior to diverting to the Agnew mill. The combined yield decreased from 6.56 grams per tonne to 6.27 grams per tonne.

Net operating costs, including gold-in-process movements, decreased from A$50 million (US$47 million) in the December quarter to A$42 million (US$37 million) in the March quarter. The March quarter included A$5 million (US$4 million) build-up of gold-in-circuit while the December quarter included A$5 million (US$5 million) gold-in-process drawdown.

Operating profit decreased from A$52 million (US$48 million) in the December quarter to A$44 million (US$39 million) in the March quarter due to lower gold sold partially offset by the higher gold price received and lower net operating costs.

Capital expenditure increased from A$19 million (US$18 million) in the December quarter to A$23 million (US$21 million) in the March quarter with additional capital development at the New Holland mine and additional exploration activity.

All-in sustaining costs and total all-in cost per ounce increased from A$998 per ounce (US$929 per ounce) in the December quarter to A$1,147 per ounce (US$1,025 per ounce) in the March quarter mainly due to the lower gold sold and increased capital expenditure, partially offset by lower operating costs.

Darlot

		March 2014	Dec 2013
Gold produced	- 000'oz	22.9	19.7
Yield	- g/t	4.96	3.88
All-in sustaining costs	- A$/oz	1,203	1,169
	- US$/oz	1,075	1,132
Total all-in cost	- A$/oz	1,203	1,169
	- US$/oz	1,075	1,132

Gold production increased by 16 per cent from 19,700 ounces in the December quarter to 22,900 ounces in the March quarter mainly due to an increase in head grade processed and a reduction of gold-in-process.

Ore mined from underground decreased from 153,000 tonnes to 141,000 tonnes but head grade increased from 4.46 grams per tonne in the December quarter to 4.96 grams per tonne in the March quarter. The increased head grade reflects the continued focus on mining only those ounces that produce a margin.

Tonnes processed decreased from 158,000 tonnes in the December quarter to 144,000 tonnes in the March quarter. The yield increased from 3.88 grams per tonne to 4.96 grams per tonne with the higher yield due to higher grades mined and a reduction of gold-in-process. The lower yield in the December quarter was due to a build-up of gold-in-circuit in the December quarter.

Net operating costs, including gold-in-process movements, increased from A$21 million (US$20 million) in the December quarter to A$24 million (US$22 million) in the March quarter. The increase was the result of a gold-in-process charge to cost in the March quarter compared with a gold-in-process credit to cost in the December quarter.

Operating profit increased from A$6 million (US$6 million) in the December quarter to A$9 million (US$8 million) in the March quarter due to increased production and the higher gold price received, partially offset by the higher net operating costs.

Capital expenditure remained similar at A$2 million (US$2 million) and was predominately incurred on exploration and capital development.

All-in sustaining costs and total all-in cost per ounce increased from A$1,169 per ounce (US$1,132 per ounce) in the December quarter to A$1,203 per ounce (US$1,075 per ounce) in the March quarter mainly due to changes in gold-in-process quarter-on-quarter.

Granny Smith

		March 2014	Dec 2013
Gold produced	- 000'oz	66.5	62.2
Yield	- g/t	5.16	5.86
All-in sustaining costs	- A$/oz	1,018	917
	- US$/oz	910	888
Total all-in cost	- A$/oz	1,018	917
	- US$/oz	910	888

Gold production increased by 7 per cent from 62,200 ounces in the December quarter to 66,500 ounces in the March quarter mainly due to an increase in ore tonnes mined.

Ore mined from underground increased from 362,000 tonnes to 405,000 tonnes but head grade mined decreased from 6.34 grams per tonne in the December quarter to 5.70 grams per tonne in the March quarter. The grade is on target with the overall mine plan for 2014.

Tonnes processed increased from 330,000 tonnes in the December quarter to 401,000 tonnes in the March quarter. The combined yield decreased from 5.86 grams per tonne to 5.16 grams per tonne with the lower yield due to lower ore grades mined.

Net operating costs, including gold-in-process movements, increased from A$47 million (US$45 million) in the December quarter to A$56 million (US$50 million) in the March quarter due to increased tonnes mined and processed and A$4 million (US$4 million) gold-in-process credit to cost in the December quarter.

Operating profit was similar at A$41 million (US$37 million) due to higher production and a higher gold price, partially offset by higher net operating costs.

Capital expenditure was similar at A$8 million (US$7 million) in the March quarter. Capital expenditure was incurred primarily on exploration, capital development and improvements to the processing plant.

All-in sustaining costs and total all-in cost per ounce increased from A$917 per ounce (US$888 per ounce) in the December quarter to A$1,018 per ounce (US$910 per ounce) in the March quarter mainly due to the increase in net operating costs, partially offset by higher gold sold.

Quarter ended 31 March 2014 compared with quarter ended 31 March 2013

Group attributable equivalent gold production, increased by 17 per cent from 477,000 ounces for the March 2013 quarter to 557,000 for the March 2014 quarter, mainly due to the inclusion of production from the Yilgarn South assets in the March 2014 quarter.

At the South Africa region, gold production at South Deep decreased by 6 per cent from 1,959 kilograms (63,000 ounces) in the March 2013 quarter to 1,840 kilograms (59,200 ounces) in the March 2014 quarter.

At the West Africa operations, total managed gold production decreased by 10 per cent from 213,400 ounces for the March 2013 quarter to 191,900 for the March 2014 quarter. At Tarkwa, gold production decreased by 15 per cent from 170,100 ounces to 145,200 ounces mainly due to cessation of crushing and stacking operations at the heap leach facilities. At Damang, gold production increased by 8 per cent from 43,300 ounces to 46,700 ounces mainly due to higher mill throughput in the March 2014 quarter.

In South America, gold equivalent production at Cerro Corona increased by 5 per cent from 76,900 ounces in the March 2013 quarter to 80,500 in the March 2014 quarter mainly due to increased ore processed partially offset by lower gold and copper grades.

At the Australia operations, gold production increased by 68 per cent from 145,700 ounces in the March 2013 quarter to 245,200 in the March 2014 quarter mainly due to the acquisition of the Yilgarn South assets. At St Ives, gold production decreased by 5 per cent from 102,000 ounces to 96,600 ounces, mainly due to cessation of crushing and stacking at the heap leach facility and lower underground head grade. The heap leach facility produced 900 ounces in the March 2014 quarter compared with 4,900 ounces in the March 2013 quarter. At Agnew/Lawlers, gold production increased by 35 per cent from 43,700 ounces to 59,200 ounces, mainly due to the inclusion of Lawlers. At Darlot and Granny Smith gold production amounted to 22,900 ounces and 66,500 ounces, respectively.

Income statement

Revenue decreased by 11 per cent from US$805 million in the March 2013 quarter to US$715 million in the March 2014 quarter due to the lower gold price received. The average gold price decreased by 21 per cent from US$1,625 per ounce to US$1,283 per ounce. The average Rand/US dollar exchange rate weakened by 22 per cent from R8.89 in the March 2013 quarter to R10.85 in the March 2014 quarter. The average Rand/Australian dollar exchange rate weakened by 5 per cent from R9.22 to R9.70. The average Australian/US dollar exchange rate weakened by 14 per cent from A$1.00 = US$1.04 to A$1.00 = US$0.89.

Net operating costs increased by 5 per cent from US$401 million to US$423 million.

At South Deep in South Africa, net operating costs increased by 5 per cent from R679 million (US$76 million) in the March 2013 quarter to R714 million (US$66 million) in the March 2014 quarter. This was mainly due to annual wage increases, an increase in employees and the increase in the electricity tariff. All-in sustaining costs of US$1,345 per ounce and total all-in cost of US$1,597 per ounce in the March 2014 quarter compared with US$1,823 per ounce and US$2,225 per ounce, respectively, in the March 2013 quarter.

At the West Africa operations, net operating costs decreased by 19 per cent from US$169 million in the March 2013 quarter to US$137 million in the March 2014 quarter. At Tarkwa, net operating costs decreased by 29 per cent from US$135 million to US$96 million. Annual wage increases and increased power rates were offset by cost reductions as well as lower contractor and consumable stores costs resulting from the heap leach closure. Net operating costs were also lower due to a smaller drawdown of stockpiles in the March 2014 quarter, specifically, the drawdown of stockpiles of US$1 million in the March 2014 quarter compared with US$11 million in the March 2013 quarter. At Damang, net operating costs increased by 21 per cent from US$34 million to US$41 million due to the US$5 million larger gold-in-process credit in the March 2013 quarter. All-in sustaining costs and total all-in cost for the region amounted to US$1,039 per ounce in the March 2014 quarter compared with US$1,358 per ounce in the March 2013 quarter.

At Cerro Corona in South America, net operating costs decreased by 37 per cent from US$38 million in the March 2013 quarter to US$24 million in the March 2014 quarter mainly due to less employees following retrenchments in the second half of 2013 and the lower reagents and grinding media prices, as well as a higher build-up of inventory in March 2014. Gold-in-process credit of US$13 million due to shipment schedules at the end of the March 2014 quarter compared with gold-in-process credit of US$5 million at the end of the March 2013 quarter. All-in sustaining costs and total all-in cost amounted to US$97 per ounce in the March 2014 quarter compared with US$150 per ounce in the March 2013 quarter. All-in sustaining costs and total all-in cost, on a gold equivalent basis amounted to US$581 per ounce in the March 2014 quarter compared with US$794 per ounce in the March 2013 quarter.

At the Australia operations, net operating costs increased by 92 per cent from A$114 million (US$119 million) in the March 2013 quarter to A$219 million (US$196 million) in the March 2014 quarter mainly due to the inclusion of the Yilgarn South assets.

At St Ives, net operating costs increased from A$85 million (US$88 million) to A$97 million (US$87 million) mainly due to a A$9 million larger gold-in-process charge as well as a 12 per cent increase in underground ore mined in the March 2014 quarter. At Agnew, net operating costs increased by 40 per cent from A$30 million (US$31 million) to A$42 million (US$37 million) due to additional costs from Lawlers. At Darlot, net operating costs were A$24 million (US$22 million). At Granny Smith, net operating costs were A$56 million (US$50 million). All-in sustaining costs and total all-in cost for the region amounted to A$1,234 per ounce (US$1,103 per ounce) in the March 2014 quarter compared with A$1,217 per ounce (US$1,263 per ounce) in the March 2013 quarter.

The Group all-in sustaining costs of US$1,066 per ounce and total all-in cost of US$1,114 per ounce in the March 2014 quarter compared with US$1,303 per ounce and US$1,476 per ounce, respectively, in the March 2013 quarter.

Operating profit decreased from US$404 million to US$292 million as a result of the above.

Amortisation for the Group increased from US$137 million in the March 2013 quarter to US$159 million in the March 2014 quarter due to the inclusion of the Yilgarn South assets, partially offset by lower amortisation at St Ives due to its lower cost base as a result of the December 2013 quarter impairments.

Net interest paid increased from US$10 million to US$19 million due to an increase in borrowings during the second half of 2013.

The share of equity accounted losses after taxation decreased from US$9 million to US$1 million and related to the ongoing study and evaluation costs at the Far Southeast project (FSE). This decrease reflects the Group's decision in May 2013 to deliberately cut back on Growth and International projects expenditure.

Exploration expenditure, which is all greenfields expenditure (brownfields expenditure is capitalised), decreased from US$24 million to US$12 million due to the Group's decision to deliberately reduce expenditure on greenfields exploration activities, in favour of increased brownfields exploration.

The Group did not incur any expenditure on feasibility and evaluation costs in the March 2014 quarter compared with US$13 million in the March 2013 quarter in line with the above.

Non-recurring costs of US$27 million in the March 2014 quarter compared with US$44 million in the March 2013 quarter. The non-recurring expenses in the March 2014 quarter included mainly retrenchment costs of US$19 million at all the operations of which US$16 million was incurred at the Ghanaian operations and US$5 million on the impairment of the Group's associate stake in Bezant Resources PLC, acquired in January 2013.

The non-recurring expenses in the March 2013 quarter included US$5 million relating to business process re-engineering and restructuring costs mainly at South Deep and Tarkwa, as well as US$36 million relating to costs incurred on the unbundling of Sibanye.

Royalties of US$22 million in the March 2014 quarter compared with US$28 million in the March 2013 quarter, in line with the lower revenue.

Taxation of US$29 million in the March 2014 quarter compared with US$83 million in the March 2013 quarter. The reduction was due to lower profit before taxation.

Net earnings of US$2 million in the March 2014 quarter compared with net earnings of US$35 million in the March 2013 quarter.

Normalised earnings of US$21 million in the March 2014 quarter compared with normalised earnings of US$68 million in the March 2013 quarter.

Cash flow

Cash inflow from operating activities for continuing operations of US$198 million in the March 2014 quarter compared with US$200 million in the March 2013 quarter.

Cash outflows from investing activities for continuing operations decreased from US$257 million to US$144 million, mainly due to lower capital expenditure.

Capital expenditure decreased from US$244 million in the March 2013 quarter to US$141 million in the March 2014 quarter due to a deliberate cut back in response to the lower gold price and due to key infrastructure required for the production build-up having been largely completed at South Deep. At the South Africa region, capital expenditure at South Deep decreased from R551 million (US$62 million) to R282 million (US$26 million).

At the West Africa region, capital expenditure decreased from US$99 million to US$46 million mainly due to no capital waste strip at Damang and lower capital expenditure on mining fleet at Tarkwa. In South America, at Cerro Corona, capital expenditure decreased from US$14 million to US$7 million due to lower expenditure on the

tailings storage facility. At the Australia region, capital expenditure increased from A$55 million (US$57 million) to A$71 million (US$63 million). Lower expenditure at St Ives and Agnew were offset by the inclusion of the Yilgarn South assets.

Net cash inflow before dividends and financing amounted to US$54 million in the March 2014 quarter compared to a net cash outflow of US$46 million in the March 2013 quarter.

Net cash inflow from financing activities for continuing operations of US$9 million in the March 2014 quarter compared with US$116 million in the March 2013 quarter. Both related to long term and short term loans received and repaid.

The net cash inflow for continuing operations of US$47 million in the March 2014 quarter compared with an outflow of US$3 million in the March 2013 quarter. After accounting for a positive translation adjustment of US$2 million, the cash inflow for continuing operations in 2014 was US$49 million. The cash balance at the end of March 2014 was US$374 million compared with US$569 million at the end of March 2013.

Corporate

Integrated annual review

Gold Fields published the Integrated Annual Review 2013 and the statutory Annual Financial Report 2013 on 31 March 2014.

The Integrated Annual Review and the Annual Financial Report incorporate all aspects of the Group's business, including reviews of the South African, West African, Australasian and South American operations, the Group's exploration activities, as well as detailed financial, operational and sustainable development information.

KPMG audited the results and their unqualified audit report is open for inspection at the company's offices.

An abridged report was not published as the information previously published in the reviewed preliminary condensed consolidated results on 13 February 2014 did not change.

The Integrated Annual Review (plus supporting online information), the Notice to the Annual General Meeting and the Annual Financial Report are available at www.goldfields.com.

Form 20-F filing

On 29 April 2014 Gold Fields filed its annual report on Form 20-F for the year ended 31 December 2013 with the US Securities and Exchange Commission. The document is available on the Gold Fields website.

Native Claim

St Ives Gold Mining Company (Pty) Limited (St Ives), a subsidiary in the Group which owns the St Ives Gold mine in Western Australia successfully applied in December 2013 to be joined as a respondent party to proceedings brought in the Federal Court of Australia (the Court) by the Ngadju People for the purpose of that group seeking the determination of their native title rights over a wide area of land in the Goldfields region of Western Australia, which includes a number of mining tenements held by St Ives and transferred from Western Mining Corporation (WMC) in 2001.

The Proceedings (brought under the provisions of the Native Title Act 1993 (Cth)) have been run in two parts. In the first part, the Court made an interim finding (upheld on appeal by the State) that the

Ngadju People have the requisite connection to land in order to hold native title. In the second part of the Proceedings, the Court has to decide the effect of certain interests (including mining interests) on native title (for example, whether or not native title is "extinguished" by the grant of those interests). It is this aspect of the Proceedings which directly involves St Ives.

There are a number of other respondent parties to the Proceedings who have interests within the claim area. They include other government entities (including the Commonwealth of Australia), pastoralists, and mining companies (including BHP Billiton Nickel West (Pty) Limited (Nickel West)). The Ngadju People have alleged that a number of tenements held by St Ives (and Nickel West) are invalid as against their native title interest, because the correct processes under the Native Title Act were not followed in relation to various dealings in relation to the tenements between 2001 and 2008, including the renewal and replacement of certain tenements.

The process that the Ngadju People allege was not followed is the "right to negotiate". The right to negotiate requires the native title party, the State and the party obtaining the interest (in this case, St Ives) to negotiate and reach agreement prior to the grant of certain interests which affect native title. As a result, the Ngadju People claim that the tenements are invalid from a native title perspective. This does not, however, affect the validity of the underlying mining tenure.

The matter was heard by a single judge of the Federal Court on 5 to 6 March 2014. Gold Fields was represented by Senior Counsel, and vigorously defended its position, submitting that the relevant dealings did not require the right to negotiate to be followed, and that the tenements were, accordingly valid. The decision is not expected to be handed down for between six and 12 months. Any decision can thereafter be appealed by any of the parties to the full Federal Court. Significantly, the Claimants have conceded in the course of the proceedings that historical petroleum tenure which existed over the entire claim area (including St Ives' tenements), has extinguished its right of "exclusive possession native title". This means that in the event of an adverse finding against Gold Fields (which is upheld on appeal), the Claimants do not have the right to enforce a right of exclusive possession over the area (to the exclusion of St Ives).

SEC investigation

Gold Fields Limited has been informed that it is the subject of a regulatory investigation in the United States by the US Securities and Exchange Commission relating to the Black Economic Empowerment transaction associated with the granting of the mining license for its South Deep operation. Given the early stage of this investigation, it is not possible to determine what the ultimate outcome of this investigation, any regulatory findings and any related developments may have on the Company. Accordingly, no adjustment for any effects on the Company that may result from the outcome of this investigation, if any, has been made in the consolidated financial statements.

Outlook

The Group reaffirms the guidance provided on 13 February 2014. Attributable equivalent gold production for the Group for the year ending December 2014 is forecast at around 2.2 million gold ounces. All-in sustaining cost is forecast at US$1,125 per ounce and total all in cost is forecast at US$1,150 per ounce, again in line with the guidance given in February 2014.

Attributable gold only production for the Group for the year ending December 2014 is forecast at around 2.1 million gold ounces. All-in

sustaining cost is forecast at US$1,125 per ounce and total all in cost is forecast at US$1,150 per ounce.

Capital expenditure for the year is forecast at US$693 million, in line with guidance.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on pages 4 and 28.

Basis of accounting

The unaudited condensed consolidated quarterly financial statements are prepared in accordance with International Financial Reporting Standard, (IAS) 34 *Interim Financial Reporting,* the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

The accounting policies applied in the preparation of these quarterly financial statements are in terms of International Financial Reporting Standards and are consistent with those applied in the previous annual financial statements.

N.J. Holland
Chief Executive Officer
8 May 2014

The financial statements are presented on a condensed consolidated basis

Income statement

Figures are in millions unless otherwise stated

	Quarter		
UNITED STATES DOLLARS	**March 2014**	December 2013	March 2013
Revenue	**714.6**	780.7	805.2
Operating costs, net	**(422.7)**	(468.4)	(401.2)
- Operating costs	**(430.2)**	(483.6)	(401.9)
- Gold inventory change	**7.5**	15.2	0.8
Operating profit	**291.9**	312.3	404.0
Amortisation and depreciation	**(158.7)**	(182.8)	(136.5)
Net operating profit	**133.2**	129.5	267.5
Net interest paid	**(18.9)**	(16.4)	(10.3)
Share of equity accounted earnings after taxation	**(0.6)**	(1.9)	(9.1)
Gain/(loss) on foreign exchange	**0.2**	(0.6)	(0.1)
Loss on financial instruments	**-**	(1.3)	-
Share-based payments	**(11.1)**	(3.2)	(13.2)
Other	**(11.3)**	(5.5)	(9.4)
Exploration costs	**(11.9)**	(6.9)	(23.7)
Feasibility and evaluation costs	**-**	(10.5)	(13.3)
Profit before royalties, taxation and non-recurring items	**79.6**	83.2	188.6
Non-recurring items	**(26.7)**	(712.7)	(43.8)
Profit/(loss) before royalties and taxation	**52.9**	(629.5)	144.8
Royalties	**(22.0)**	(24.5)	(27.8)
Profit/(loss) before taxation	**30.9**	(654.0)	117.0
Mining and income taxation	**(28.7)**	148.5	(82.5)
- Normal taxation	**(17.9)**	(28.3)	(74.3)
- Deferred taxation	**(10.8)**	176.8	(8.3)
Net profit/(loss) from continuing operations	**2.2**	(505.5)	34.5
Net profit from discontinued operations	**-**	16.8*	287.3
Net profit from discontinued operations	**-**	3.8	55.1
Net profit on distribution of discontinued operations	**-**	13.0	232.2
Net profit/(loss)	**2.2**	(488.7)	321.8
Attributable to:			
- Owners of the parent	**(0.3)**	(474.2)	313.8
- Non-controlling interest	**2.5**	(14.5)	8.0
Non-recurring items:			
Profit on sale of investments	**-**	4.4	-
Profit on sale of assets	**-**	1.3	0.1
Restructuring costs	**(18.6)**	(20.8)	(5.3)
Impairment of stockpiles and consumables	**-**	(2.3)	-
Impairment of investments and assets	**(5.1)**	(670.0)	(1.4)
Other	**(3.0)**	(25.3)	(37.2)
Total non-recurring items	**(26.7)**	(712.7)	(43.8)
Taxation	**6.7**	183.9	1.9
Net non-recurring items after tax	**(20.0)**	(528.8)	(41.8)
Net (loss)/earnings from continuing operations	**(0.3)**	(491.0)	26.5
Net earnings from discontinued operations	**-**	16.8	287.3
Net (loss)/earnings per share (cents) from continuing operations	**-**	(66)	4
Net earnings per share (cents) from discontinued operations	**-**	2	39
Diluted (loss)/earnings per share (cents) from continuing operations	**-**	(66)	4
Diluted earnings per share (cents) from discontinued operations	**-**	2	39
Headline earnings/(loss) from continuing operations	**4.8**	(23.0)	27.6
Headline earnings from discontinued operations	**-**	3.8	55.1
Headline earnings/(loss) per share (cents) from continuing operations	**1**	(3)	4
Headline earnings per share (cents) from discontinued operations	**-**	1	7
Diluted headline earnings/(loss) per share (cents) from continuing operations	**1**	(3)	4
Diluted headline earnings per share (cents) from discontinued operations	**-**	1	7
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation – continuing operations	**20.5**	14.3	68.3
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties and taxation (cents) – continuing operations	**3**	2	9
South African rand/United States dollar conversion rate	**10.85**	10.11	8.89
South African rand/Australian dollar conversion rate	**9.70**	9.41	9.22
Gold sold – managed oz (000)	**557**	617	495
Gold price received US$/oz	**1,283**	1,265	1,625

* Due to conversion at year to date exchange rate.

Figures may not add as they are rounded independently.

The unaudited consolidated financial statements for the quarter ended 31 March 2014 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Mrs Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Statement of comprehensive income

Figures are in millions unless otherwise stated

		Quarter		
UNITED STATES DOLLARS		**March 2014**	December 2013	March 2013
Net profit/(loss)		**2.2**	(488.7)	321.8
Other comprehensive expenses, net of tax		**(89.2)**	(145.4)	(265.3)
Marked to market valuation of listed investments		**1.4**	-	1.5
Currency translation adjustments and other		**(90.6)**	(144.4)	(266.0)
Deferred taxation on marked to market valuation of listed investments		**-**	(1.0)	(0.8)
Total comprehensive (expenses)/income		**(87.0)**	(634.1)	56.5
Attributable to:				
- Owners of the parent		**(89.0)**	(618.6)	48.4
- Non-controlling interest		**2.0**	(15.5)	8.1
		(87.0)	(634.1)	56.5

Statement of financial position

Figures are in millions unless otherwise stated

	Quarter	
UNITED STATES DOLLARS	**March 2014**	December 2013
Property, plant and equipment	**5,304.6**	5,388.9
Goodwill	**412.1**	431.2
Non-current assets	**119.3**	117.7
Investments	**242.6**	245.0
Deferred taxation	**49.6**	51.9
Current assets	**1,077.2**	1,061.4
- Other current assets	**644.2**	677.2
- Cash and deposits	**373.8**	325.0
- Assets held for sale/distribution	**59.2**	59.2
Total assets	**7,205.4**	7,296.1
Shareholders' equity	**3,947.5**	4,045.2
Deferred taxation	**410.7**	399.4
Long-term loans	**1,894.0**	1,933.6
Environmental rehabilitation provisions	**290.5**	283.5
Other long-term provisions	**10.7**	10.9
Current liabilities	**652.0**	623.5
- Other current liabilities	**485.9**	497.0
- Current portion of long-term loans	**166.1**	126.5
Total equity and liabilities	**7,205.4**	7,296.1
US dollar/South African rand conversion rate	**10.82**	10.34
South African rand/Australian dollar conversion rate	**9.88**	9.23
Net debt	**1,686.3**	1,735.1

Hedging/Derivatives

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken on a project specific basis as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Diesel hedge *
Australia

On 1 May 2013, St Ives Gold Mining Company (Pty) Ltd entered into a Singapore Gasoil 10PPM cash settled swap transaction contract for 7,500 barrels per month effective 1 June 2013 until 31 March 2014 at a fixed price of US$115 per barrel.

At the end of March 2014 the mark to market value on 7,500 barrels was positive US$0.05 million.

* Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Statement of changes in equity

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2013	**3,470.7**	**(1,340.8)**	**1,721.6**	**193.8**	**4,045.2**
Total comprehensive (expenses)/income	-	(88.7)	(0.3)	2.0	**(87.0)**
(Loss)/profit for the period	-	-	(0.3)	2.5	**2.2**
Other comprehensive expenses	-	(88.7)	-	(0.5)	**(89.2)**
Dividends declared	-	-	(15.7)	(7.1)	**(22.8)**
Share-based payments	-	11.1	-	-	**11.1**
Loans received from non-controlling interest	-	-	-	0.9	**0.9**
Exercise of employee share options	0.1	-	-	-	**0.1**
Balance as at 31 March 2014	**3,470.8**	**(1,418.4)**	**1,705.6**	**189.6**	**3,947.5**

UNITED STATES DOLLARS	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2012	**4,599.9**	**(700.9)**	**2,082.6**	**209.4**	**6,191.0**
Total comprehensive (expenses)/income	-	(265.4)	313.8	8.1	**56.5**
Profit for the period	-	-	313.8	8.0	**321.8**
Other comprehensive (expenses)/income	-	(265.4)	-	0.1	**(265.3)**
Dividends paid	-	-	(61.2)	(0.8)	**(62.0)**
Distribution in specie of discontinued operations	(1,256.9)	-	-	-	**(1,256.9)**
Share-based payments	-	18.1	-	-	**18.1**
Transactions with non-controlling interest	-	-	-	(0.3)	**(0.3)**
Loans received from non-controlling interest	-	-	-	3.5	**3.5**
Exercise of employee share options	0.4	-	-	-	**0.4**
Balance as at 31 March 2013	**3,343.4**	**(948.1)**	**2,335.2**	**219.8**	**4,950.3**

Reconciliation of headline earnings from continuing operations with net earnings from continuing operations

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter		
	March 2014	December 2013	March 2013
Net (loss)/earnings from continuing operations	**(0.3)**	**(491.0)**	**26.5**
Profit on sale of investments	-	(4.4)	-
Taxation effect on sale of investments	-	(0.1)	-
Profit on sale of assets	-	(1.3)	(0.1)
Taxation effect on sale of assets	-	0.4	-
Impairment of investments and assets	5.1	670.0	1.5
Taxation on impairment of investments and assets	-	(196.6)	(0.3)
Headline earnings/(loss) from continuing operations	**4.8**	**(23.0)**	**27.6**
Headline earnings/(loss) per share – cents	**1**	(3)	4

Based on headline earnings/(loss) as given above divided by 767,841,289 (December 2013 – 766,539,788 and March 2013 – 731,207,454) being the weighted average number of ordinary shares in issue.

Statement of cash flows

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	Quarter		
	March 2014	December 2013	March 2013
Cash flows from operating activities	**197.9**	182.3	230.5
Profit before royalties, tax and non-recurring items	**79.6**	83.2	188.6
Non-recurring items	**(26.7)**	(712.7)	(43.8)
Amortisation and depreciation	**158.7**	182.8	136.5
Change in working capital	**26.8**	(2.1)	54.8
Royalties and taxation paid	**(52.9)**	(63.1)	(135.4)
Other non-cash items	**12.4**	694.2	(1.2)
Cash generated by continuing operations	**197.9**	182.3	199.6
Cash generated by discontinued operations	**-**	-	30.9
Dividends paid	**(15.7)**	(0.3)	(62.0)
Owners of the parent	**(15.7)**	-	(61.2)
Non-controlling interest holders	**-**	(0.3)	(0.8)
Cash flows from investing activities	**(144.1)**	(250.0)	(311.6)
Capital expenditure – additions	**(141.3)**	(152.1)	(244.4)
Capital expenditure – proceeds on disposal	**0.1**	10.1	0.1
Payment to Bezant	**-**	-	(10.0)
Yilgarn South assets purchase	**-**	(105.0)	-
Purchase of investments	**(1.6)**	(1.0)	(1.6)
Proceeds on disposal of investments	**1.8**	-	0.2
Environmental payments	**(3.1)**	(2.0)	(1.0)
Cash utilised in continuing operations	**(144.1)**	(250.0)	(256.8)
Cash utilised in discontinued operations	**-**	-	(54.9)
Cash flows from financing activities	**8.9**	(76.7)	154.8
Loans received	**128.3**	81.9	2,832.7
Loans repaid	**(120.3)**	(160.3)	(2,720.8)
Non-controlling interest holders' loans received	**0.9**	1.6	3.5
Shares issued	**-**	0.1	0.4
Cash generated by /(utilised in) continuing operations	**8.9**	(76.7)	115.8
Cash generated by discontinued operations	**-**	-	39.0
Net cash inflow/(outflow)	**47.0**	(144.7)	11.7
Net cash inflow/(outflow) from continuing operations	**47.0**	(144.7)	(3.4)
Net cash inflow from discontinued operations	**-**	-	15.0
Cash distributed on unbundling of Sibanye	**-**	-	(106.4)
Translation adjustment	**1.8**	(25.4)	7.6
Cash at beginning of year	**325.0**	495.1	655.6
Cash at end of year	**373.8**	325.0	568.5
Cash flow from operating activities less net capital expenditure and environmental payments for continuing operations	**53.6**	38.3	(45.7)

Debt maturity ladder

Figures are in millions unless otherwise stated

UNITED STATES DOLLARS	31 Dec 2014	31 Dec 2015	1 Jan 2016 to 31 Dec 2020	Total
Uncommitted and committed loan facilities (including US$ bond)				
US dollar million	80.0	745.0	1,700.4	**2,525.4**
Rand million	1,298.0	-	2,500.0	**3,798.0**
Rand debt translated to dollar	120.0	-	231.0	**351.0**
Total (US$'m)	**200.0**	**745.0**	**1,931.4**	**2,876.4**
Utilisation – Uncommitted and committed loan facilities (including US$ bond)				
US dollar million	80.0	745.0	1,010.4	**1,835.4**
Rand million	932.0	-	1,500.0	**2,432.0**
Rand debt translated to dollar	86.1	-	138.6	**224.7**
Total (US$'m)	**166.1**	**745.0**	**1,149.0**	**2,060.1**

Exchange rate: US$1 = R10.82 being the closing rate at the end of the March 2014 quarter.

Operating and financial results

UNITED STATES DOLLARS		Total Mine Continuing Operations	South Africa Region		West Africa Region			South America Region
					Ghana			Peru
			South Deep		Total	Tarkwa	Damang	Cerro Corona
Operating Results								
Ore milled/treated (000 tonnes)	**March 2014**	**8,877**	**389**		**4,653**	**3,574**	**1,079**	**1,714**
	December 2013	10,080	578		5,818	4,819	999	1,640
Yield (grams per tonne)	**March 2014**	**2.0**	**4.7**		**1.3**	**1.2**	**1.3**	**1.5**
	December 2013	1.9	4.3		1.1	1.0	1.4	1.5
Gold produced (000 ounces)	**March 2014**	**576.9**	**59.2**		**191.9**	**145.2**	**46.7**	**80.5**
	December 2013	618.6	79.4		205.4	160.0	45.4	79.2
Gold sold (000 ounces)	**March 2014**	**557.1**	**59.2**		**191.9**	**145.2**	**46.7**	**60.7**
	December 2013	617.3	79.4		205.4	160.0	45.4	77.9
Gold price received (dollars per ounce)	**March 2014**	**1,283**	**1,299**		**1,291**	**1,290**	**1,294**	**1,232**
	December 2013	1,265	1,274		1,270	1,270	1,270	1,156
Operating costs (dollar per tonne)	**March 2014**	**48**	**169**		**30**	**26**	**41**	**22**
	December 2013	48	134		29	25	50	23
All-in-sustaining costs (dollar per ounce)	**March 2014**	**1,052**	**1,345**		**1,039**	**1,016**	**1,111**	**97**
	December 2013	1,051	1,399		1,132	1,096	1,261	207
All-in-costs (dollar per ounce)	**March 2014**	**1,081**	**1,597**		**1,039**	**1,016**	**1,111**	**97**
	December 2013	1,056	1,436		1,132	1,096	1,261	207
Financial Results ($ million)								
Revenue	**March 2014**	**714.6**	**76.8**		**247.7**	**187.2**	**60.5**	**74.8**
	December 2013	780.7	101.2		260.8	203.2	57.6	90.0
Net operating costs	**March 2014**	**(422.7)**	**(65.8)**		**(136.9)**	**(95.5)**	**(41.4)**	**(24.3)**
	December 2013	(468.4)	(76.7)		(167.5)	(118.1)	(49.4)	(34.9)
- Operating costs	**March 2014**	**(430.2)**	**(65.8)**		**(138.4)**	**(94.1)**	**(44.3)**	**(37.1)**
	December 2013	(483.6)	(76.7)		(168.5)	(118.5)	(50.0)	(38.2)
- Gold inventory change	**March 2014**	**7.5**	**-**		**1.5**	**(1.4)**	**2.8**	**12.7**
	December 2013	15.2	-		0.9	0.4	0.6	3.3
Operating profit	**March 2014**	**291.9**	**11.0**		**110.8**	**91.7**	**19.0**	**50.5**
	December 2013	312.3	24.4		93.3	85.1	8.2	55.1
Amortisation of mining assets	**March 2014**	**(158.1)**	**(19.7)**		**(40.3)**	**(35.8)**	**(4.5)**	**(18.6)**
	December 2013	(182.0)	(22.2)		(45.5)	(39.0)	(6.4)	(13.0)
Net operating profit	**March 2014**	**133.8**	**(8.7)**		**70.5**	**56.0**	**14.5**	**31.8**
	December 2013	130.2	2.3		47.9	46.1	1.7	42.1
Other expenses	**March 2014**	**(19.6)**	**(5.8)**		**(5.2)**	**(2.9)**	**(2.3)**	**(1.8)**
	December 2013	(10.1)	(7.0)		-	-	-	(2.4)
Profit before royalties and taxation	**March 2014**	**114.3**	**(14.5)**		**65.3**	**53.1**	**12.2**	**30.0**
	December 2013	120.1	(4.7)		47.8	46.1	1.7	38.9
Royalties, mining and income taxation	**March 2014**	**(46.6)**	**4.0**		**(25.6)**	**(20.0)**	**(5.5)**	**(9.9)**
	December 2013	124.5	2.3		61.2	2.1	59.0	(16.1)
- Normal taxation	**March 2014**	**(17.5)**	**-**		**(5.3)**	**(5.3)**	**-**	**(12.1)**
	December 2013	(16.7)	-		(4.3)	(5.2)	0.9	(13.1)
- Royalties	**March 2014**	**(22.0)**	**(0.4)**		**(12.4)**	**(9.4)**	**(3.0)**	**(1.6)**
	December 2013	(24.5)	(0.5)		(13.0)	(10.2)	(2.9)	(2.7)
- Deferred taxation	**March 2014**	**(7.1)**	**4.4**		**(7.9)**	**(5.4)**	**(2.5)**	**3.8**
	December 2013	165.7	2.8		78.5	17.5	61.0	(0.3)
Profit before non-recurring items	**March 2014**	**67.6**	**(10.5)**		**39.8**	**33.1**	**6.7**	**20.1**
	December 2013	244.6	(2.4)		109.0	48.2	60.8	22.8
Non-recurring items	**March 2014**	**(20.5)**	**(1.2)**		**(15.7)**	**(13.3)**	**(2.4)**	**-**
	December 2013	(594.3)	(5.0)		(264.7)	(92.0)	(172.7)	(10.4)
Net profit	**March 2014**	**47.1**	**(11.7)**		**24.0**	**19.8**	**4.3**	**20.1**
	December 2013	(349.6)	(7.3)		(155.7)	(43.8)	(111.9)	13.3
Net profit excluding gains and losses on foreign exchange	**March 2014**	**60.9**	**(10.9)**		**34.8**	**28.3**	**6.5**	**19.6**
	December 2013	88.9	(2.9)		6.1	10.0	(3.8)	63.2
Capital expenditure	**March 2014**	**(141.3)**	**(26.0)**		**(45.5)**	**(38.8)**	**(6.7)**	**(6.7)**
	December 2013	(147.0)	(34.9)		(43.7)	(38.2)	(5.5)	(14.3)

Average exchange rates were US$1 = R10.85 and US$1 = R10.11 for the March 2014 and December 2013 quarters respectively. The Australian dollar exchange rates were A$1 = R9.70 and A$1 = R9.41 for the March 2014 and December 2013 quarters respectively.

Operating and financial results

UNITED STATES DOLLARS		Australia Region# — Australia — Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	AUSTRALIAN DOLLARS[1] — Australia Region# — Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	SOUTH AFRICAN RAND[2] — South Africa Region — South Deep
Operating Results												
Ore milled/treated	**March 2014**	**2,121**	**1,282**	**294**	**144**	**401**	**2,121**	**1,282**	**294**	**144**	**401**	**389**
(000 tonnes)	December 2013	2,044	1,207	349	158	330	2,044	1,207	349	158	330	578
Yield	**March 2014**	**3.6**	**2.3**	**6.3**	**5.0**	**5.2**	**3.6**	**2.3**	**6.3**	**5.0**	**5.2**	**4.7**
(grams per tonne)	December 2013	3.9	2.6	6.6	3.9	5.9	3.9	2.6	6.6	3.9	5.9	4.3
Gold produced	**March 2014**	**245.2**	**96.6**	**59.2**	**22.9**	**66.5**	**245.2**	**96.6**	**59.2**	**22.9**	**66.5**	**1,840**
(000 ounces)	December 2013	254.6	99.1	73.6	19.7	62.2	254.6	99.1	73.6	19.7	62.2	2,471
Gold sold	**March 2014**	**245.2**	**96.6**	**59.2**	**22.9**	**66.5**	**245.2**	**96.6**	**59.2**	**22.9**	**66.5**	**1,840**
(000 ounces)	December 2013	254.6	99.1	73.6	19.7	62.2	254.6	99.1	73.6	19.7	62.2	2,471
Gold price received	**March 2014**	**1,286**	**1,271**	**1,286**	**1,293**	**1,304**	**1,438**	**1,422**	**1,439**	**1,446**	**1,458**	**453,152**
(dollars per ounce)	December 2013	1,290	1,262	1,293	1,251	1,257	1,372	1,372	1,379	1,361	1,368	425,227
Operating costs	**March 2014**	**89**	**60**	**140**	**146**	**124**	**100**	**67**	**157**	**164**	**139**	**1,836**
(dollar per tonne)	December 2013	96	73	119	137	148	103	78	128	141	153	1,351
All-in-sustaining costs	**March 2014**	**1,103**	**1,291**	**1,025**	**1,075**	**910**	**1,234**	**1,444**	**1,147**	**1,203**	**1,018**	**469,227**
(dollar per ounce)	December 2013	998	1,091	929	1,132	888	1,072	1,172	998	1,169	917	454,581
All-in-costs	**March 2014**	**1,103**	**1,291**	**1,025**	**1,075**	**910**	**1,234**	**1,444**	**1,147**	**1,203**	**1,018**	**557,078**
(dollar per ounce)	December 2013	998	1,091	929	1,132	888	1,072	1,172	998	1,169	917	466,908
Financial Results ($ million)												
Revenue	**March 2014**	**315.3**	**122.9**	**76.2**	**29.6**	**86.6**	**352.7**	**137.4**	**85.2**	**33.2**	**96.9**	**833.8**
	December 2013	328.6	125.1	95.2	26.0	82.3	349.3	135.9	101.5	26.8	85.1	1,029.9
Net operating costs	**March 2014**	**(195.6)**	**(86.5)**	**(37.2)**	**(21.8)**	**(50.1)**	**(218.8)**	**(96.7)**	**(41.6)**	**(24.4)**	**(56.1)**	**(714.4)**
	December 2013	(189.2)	(76.8)	(47.1)	(20.2)	(45.1)	(200.8)	(83.2)	(50.0)	(20.9)	(46.6)	(780.9)
- Operating costs	**March 2014**	**(188.9)**	**(76.8)**	**(41.2)**	**(21.1)**	**(49.8)**	**(211.3)**	**(85.9)**	**(46.1)**	**(23.6)**	**(55.7)**	**(714.4)**
	December 2013	(200.2)	(87.7)	(42.1)	(21.6)	(48.8)	(212.1)	(94.5)	(44.9)	(22.3)	(50.4)	(780.9)
- Gold inventory change	**March 2014**	**(6.7)**	**(9.6)**	**4.0**	**(0.7)**	**(0.4)**	**(7.5)**	**(10.8)**	**4.5**	**(0.8)**	**(0.4)**	**-**
	December 2013	11.0	11.0	(5.0)	1.3	3.7	11.4	11.3	(5.1)	1.4	3.8	-
Operating profit	**March 2014**	**119.7**	**36.4**	**38.9**	**7.8**	**36.5**	**133.9**	**40.7**	**43.6**	**8.8**	**40.8**	**119.4**
	December 2013	139.4	48.3	48.1	5.7	37.3	148.6	52.7	51.5	5.9	38.5	249.0
Amortisation of	**March 2014**	**(79.5)**					**(88.9)**					**(213.4)**
mining assets	December 2013	(101.4)					(107.6)					(226.7)
Net operating profit	**March 2014**	**40.2**					**44.9**					**(93.9)**
	December 2013	38.0					41.0					22.3
Other expenses	**March 2014**	**(6.8)**					**(7.6)**					**(63.4)**
	December 2013	(0.7)					(0.8)					(69.0)
Profit before royalties and taxation	**March 2014**	**33.4**					**37.4**					**(157.4)**
	December 2013	37.3					40.2					(46.7)
Royalties, mining and	**March 2014**	**(15.2)**					**(17.0)**					**43.3**
income taxation	December 2013	77.1					79.0					22.6
- Normal taxation	**March 2014**	**(0.1)**					**(0.1)**					**-**
	December 2013	0.7					-					-
- Royalties	**March 2014**	**(7.7)**					**(8.6)**					**(4.2)**
	December 2013	(8.3)					(8.8)					(5.1)
- Deferred taxation	**March 2014**	**(7.4)**					**(8.2)**					**47.5**
	December 2013	84.7					87.8					27.7
Profit before non-recurring items	**March 2014**	**18.2**					**20.4**					**(114.1)**
	December 2013	114.4					119.2					(24.1)
Non-recurring items	**March 2014**	**(3.6)**					**(4.1)**					**(12.6)**
	December 2013	(314.2)					(324.8)					(48.9)
Net profit	**March 2014**	**14.6**					**16.3**					**(126.6)**
	December 2013	(199.8)					(205.5)					(73.0)
Net profit excluding	**March 2014**	**17.3**					**18.6**					**(117.9)**
gains and losses on foreign exchange	December 2013	22.4					24.1					(29.1)
Capital expenditure	**March 2014**	**(63.2)**	**(33.3)**	**(20.9)**	**(1.8)**	**(7.1)**	**(70.7)**	**(37.3)**	**(23.4)**	**(2.1)**	**(8.0)**	**(281.6)**
	December 2013	(54.1)	(26.5)	(18.3)	(1.5)	(7.8)	(58.0)	(29.0)	(19.4)	(1.6)	(8.1)	(365.3)

As a significant portion of the acquisition price was allocated to tenements of St Ives and Agnew on endowment ounces and also as these two Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit. Figures may not add as they are rounded independently.

[1] For Australia all financial numbers are in Australian dollar.

[2] For South Africa all financial numbers are in Rand and Rand per kilogram.

All-in-costs
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Continuing Operations	South Africa Region		West Africa Region			South America
					Ghana			Peru
			South Deep		Total	Tarkwa	Damang	Cerro Corona
Operating costs[1]	March 2014	(430.2)	(65.8)		(138.4)	(94.1)	(44.3)	(37.1)
	December 2013	(483.6)	(76.7)		(168.5)	(118.5)	(50.0)	(38.2)
Gold inventory change	March 2014	7.5	-		1.5	(1.4)	2.8	12.7
	December 2013	15.2	-		0.9	0.4	0.6	3.3
Inventory write-off	March 2014	-	-		-	-	-	-
	December 2013	-	-		-	-	-	-
Royalties	March 2014	(22.0)	(0.4)		(12.4)	(9.4)	(3.0)	(1.6)
	December 2013	(24.5)	(0.5)		(13.0)	(10.2)	(2.9)	(2.7)
Realised gains/losses on commodity cost hedges	March 2014	0.2	-		-	-	-	-
	December 2013	(0.1)	-		-	-	-	-
Community/social responsibility costs	March 2014	(2.1)	(0.8)		(0.5)	(0.4)	(0.1)	(0.8)
	December 2013	(11.4)	(1.1)		(7.4)	(7.6)	0.2	(2.9)
Non-cash remuneration – share-based payments	March 2014	(11.1)	(1.2)		(1.7)	(1.3)	(0.4)	(1.1)
	December 2013	(3.2)	(0.8)		(0.3)	(0.8)	0.5	0.3
Other	March 2014	(2.6)	-		-	-	-	-
	December 2013	-	-		-	-	-	-
By-product credits	March 2014	33.3	0.2		0.2	0.2	-	32.5
	December 2013	48.2	0.2		0.3	0.3	-	47.5
Rehabilitation amortisation and interest	March 2014	(6.1)	(0.5)		(2.6)	(2.3)	(0.3)	(0.8)
	December 2013	(3.5)	(0.1)		(0.9)	(0.8)	(0.1)	(0.6)
Sustaining capital expenditure	March 2014	(126.4)	(11.1)		(45.5)	(38.8)	(6.7)	(6.7)
	December 2013	(144.0)	(31.9)		(43.7)	(38.2)	(5.5)	(14.3)
All-in sustaining costs[2]	March 2014	(559.5)	(79.6)		(199.4)	(147.4)	(52.0)	(2.8)
	December 2013	(606.9)	(111.0)		(232.6)	(175.3)	(57.2)	(7.6)
Exploration, feasibility and evaluation costs	March 2014	(10.3)	-		-	-	-	-
	December 2013	(16.9)	-		-	-	-	-
Non sustaining capital expenditure	March 2014	(14.9)	(14.9)		-	-	-	-
	December 2013	(7.0)	(3.0)		-	-	-	-
Total all-in cost[3]	March 2014	(584.7)	(94.5)		(199.4)	(147.4)	(52.0)	(2.8)
	December 2013	(630.8)	(114.1)		(232.6)	(175.3)	(57.2)	(7.6)
Total all-in sustaining costs	March 2014	(559.5)	(79.6)		(199.4)	(147.4)	(52.0)	(2.8)
	December 2013	(606.9)	(111.0)		(232.6)	(175.3)	(57.2)	(7.6)
Gold only ounces sold – (000 ounces)	March 2014	524.8	59.2		191.9	145.2	46.7	28.5
	December 2013	576.1	79.4		205.4	160.0	45.4	36.6
AISC per ounce of gold sold US$/oz	March 2014	1,066	1,345		1,039	1,016	1,111	97
	December 2013	1,054	1,399		1,132	1,096	1,261	207
Total all-in costs	March 2014	(584.7)	(94.5)		(199.4)	(147.4)	(52.0)	(2.8)
	December 2013	(630.8)	(114.1)		(232.6)	(175.3)	(57.2)	(7.6)
Gold only ounces sold – (000 ounces)	March 2014	524.8	59.2		191.9	145.2	46.7	28.5
	December 2013	576.1	79.4		205.4	160.0	45.4	36.6
AIC per ounce of gold sold US$/oz	March 2014	1,114	1,597		1,039	1,016	1,111	97
	December 2013	1,095	1,436		1,132	1,096	1,261	207

DEFINITIONS

All-in costs are calculated in accordance with the World Gold Council Industry standard.

[1] *Operating costs – As published and includes all mining and processing costs, third party refining costs, permitting costs and corporate G&A charges.*

[2] *All-in sustaining costs – Include operating costs and costs detailed above, including sustaining capital expenditure based on managed gold sales.*

[3] *Total All-in cost – Includes sustaining and group costs, excluding income tax, M&A activity, working capital, impairments (other than inventory impairments), financing costs, one-time severance charges and items to normalise earnings..*

All-in-costs

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Australia Region					GIP and Corporate
		Australia					
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	
Operating costs[1]	March 2014	(188.9)	(76.8)	(41.2)	(21.1)	(49.8)	-
	December 2013	(200.2)	(87.7)	(42.1)	(21.6)	(48.8)	-
Gold inventory change	March 2014	(6.7)	(9.6)	4.0	(0.7)	(0.4)	-
	December 2013	11.0	11.0	(5.0)	1.3	3.7	-
Inventory write-off	March 2014	-	-	-	-	-	-
	December 2013	-	-	-	-	-	-
Royalties	March 2014	(7.7)	(3.2)	(1.6)	(0.7)	(2.2)	-
	December 2013	(8.3)	(3.0)	(2.7)	(0.6)	(2.1)	-
Realised gains/losses on commodity cost hedges	March 2014	0.2	0.2	-	-	-	-
	December 2013	(0.1)	(0.1)	-	-	-	-
Community/social responsibility costs	March 2014	-	-	-	-	-	-
	December 2013	-	-	-	-	-	-
Non-cash remuneration – share-based payments	March 2014	(2.5)	(1.0)	(0.6)	(0.3)	(0.6)	(7.2)
	December 2013	(0.7)	(0.5)	(0.1)	-	(0.1)	(1.6)
Other	March 2014	-	-	-	-	-	(2.6)
	December 2013	-	-	-	-	-	-
By-product credits	March 2014	0.4	0.2	0.1	0.1	-	-
	December 2013	0.2	0.2	-	-	-	-
Rehabilitation amortisation and interest	March 2014	(2.2)	(1.2)	(0.5)	(0.1)	(0.4)	-
	December 2013	(1.9)	(1.5)	(0.2)	-	(0.2)	-
Sustaining capital expenditure	March 2014	(63.2)	(33.3)	(20.9)	(1.8)	(7.1)	-
	December 2013	(54.1)	(26.5)	(18.3)	(1.5)	(7.8)	-
All-in sustaining costs[2]	March 2014	(270.6)	(124.8)	(60.7)	(24.6)	(60.5)	(7.2)
	December 2013	(254.1)	(108.2)	(68.4)	(22.3)	(55.2)	(1.6)
Exploration, feasibility and evaluation costs	March 2014	-	-	-	-	-	(10.3)
	December 2013	-	-	-	-	-	(16.9)
Non sustaining capital expenditure	March 2014	-	-	-	-	-	-
	December 2013	-	-	-	-	-	(4.0)
Total all-in cost[3]	March 2014	(270.6)	(124.8)	(60.7)	(24.6)	(60.5)	(17.5)
	December 2013	(254.1)	(108.2)	(68.4)	(22.3)	(55.2)	(22.5)
Total all-in sustaining costs	March 2014	(270.6)	(124.8)	(60.7)	(24.6)	(60.5)	(7.2)
	December 2013	(254.1)	(108.2)	(68.4)	(22.3)	(55.2)	(1.6)
Gold only ounces sold – (000 ounces)	March 2014	245.2	96.6	59.2	22.9	66.5	-
	December 2013	254.6	99.1	73.6	19.7	62.2	-
AISC per ounce of gold sold US$/oz	March 2014	1,103	1,291	1,025	1,075	910	-
	December 2013	998	1,091	929	1,132	888	-
Total all-in costs	March 2014	(270.6)	(124.8)	(60.7)	(24.6)	(60.5)	(17.5)
	December 2013	(254.1)	(108.2)	(68.4)	(22.3)	(55.2)	(22.5)
Gold only ounces sold – (000 ounces)	March 2014	245.2	96.6	59.2	22.9	66.5	-
	December 2013	254.6	99.1	73.6	19.7	62.2	-
AIC per ounce of gold sold US$/oz	March 2014	1,103	1,291	1,025	1,075	910	-
	December 2013	998	1,091	929	1,132	888	-

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Total Group Continuing Operations	South Africa Region	West Africa Region			South America
					Ghana		Peru
			South Deep	Total	Tarkwa	Damang	Cerro Corona
All-in sustaining costs (per table on page 22)	**March 2014**	**(559.6)**	**(79.6)**	**(199.4)**	**(147.4)**	**(52.0)**	**(2.8)**
	December 2013	(606.9)	(111.0)	(232.6)	(175.3)	(57.2)	(7.6)
Add back by-product credits	**March 2014**	**33.3**	**0.2**	**0.2**	**0.2**	**-**	**32.5**
	December 2013	48.2	0.2	0.3	0.3	-	47.5
All-in sustaining costs gross of by-product credits	**March 2014**	**(592.8)**	**(79.8)**	**(199.6)**	**(147.6)**	**(52.0)**	**(35.3)**
	December 2013	(655.1)	(111.2)	(232.9)	(175.6)	(57.2)	(55.1)
Gold equivalent ounces sold	**March 2014**	**557.0**	**59.2**	**191.9**	**145.2**	**46.7**	**60.7**
	December 2013	617.3	79.4	205.4	160.0	45.4	77.9
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**March 2014**	**1,064**	**1,349**	**1,039**	**1,016**	**1,111**	**581**
	December 2013	1,061	1,400	1,132	1,096	1,261	708
All-in costs (per table on page 22)	**March 2014**	**(584.7)**	**(94.5)**	**(199.4)**	**(147.4)**	**(52.0)**	**(2.8)**
	December 2013	(630.8)	(114.0)	(232.6)	(175.3)	(57.2)	(7.6)
Add back by-product credits	**March 2014**	**33.3**	**0.2**	**0.2**	**0.2**	**-**	**32.5**
	December 2013	48.2	0.2	0.3	0.3	-	47.5
All-in cost gross by-product credits	**March 2014**	**(618.0)**	**(94.7)**	**(199.6)**	**(147.6)**	**(52.0)**	**(35.3)**
	December 2013	(679.0)	(114.2)	(232.9)	(175.6)	(57.2)	(55.1)
Gold equivalent ounces sold	**March 2014**	**557.0**	**59.2**	**191.9**	**145.2**	**46.7**	**60.7**
	December 2013	617.3	79.4	205.4	160.0	45.4	77.9
AIC gross by-product credits per equivalent ounce of gold – US$/eq oz	**March 2014**	**1,110**	**1,601**	**1,039**	**1,016**	**1,111**	**581**
	December 2013	1,100	1,436	1,132	1,096	1,261	708

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

UNITED STATES DOLLARS		Australia Region					GIP and Corporate
		Australia					
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	
All-in sustaining costs (per table on page 23)	**March 2014**	**(270.6)**	**(124.8)**	**(60.7)**	**(24.6)**	**(60.5)**	**(7.2)**
	December 2013	(254.1)	(108.2)	(68.4)	(22.3)	(55.2)	(1.6)
Add back by-product credits	**March 2014**	**0.4**	**0.2**	**0.1**	**0.1**	**-**	**-**
	December 2013	0.2	0.2	-	-	-	-
All-in sustaining costs gross of by-product credits	**March 2014**	**(271.0)**	**(125.0)**	**(60.8)**	**(24.7)**	**(60.5)**	**(7.2)**
	December 2013	(254.3)	(108.4)	(68.4)	(22.3)	(55.2)	(1.6)
Gold equivalent ounces sold	**March 2014**	**245.2**	**96.6**	**59.2**	**22.9**	**66.5**	**-**
	December 2013	254.6	99.1	73.6	19.7	62.2	-
AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**March 2014**	**1,105**	**1,293**	**1,027**	**1,080**	**910**	**-**
	December 2013	999	1,094	929	1,131	887	-
All-in costs (per table on page 23)	**March 2014**	**(270.6)**	**(124.8)**	**(60.7)**	**(24.6)**	**(60.5)**	**(17.5)**
	December 2013	(254.1)	(108.2)	(68.4)	(22.3)	(55.2)	(22.5)
Add back by-product credits	**March 2014**	**0.4**	**0.2**	**0.1**	**0.1**	**-**	**-**
	December 2013	0.2	0.2	-	-	-	-
All-in cost gross of by-product credits	**March 2014**	**(271.0)**	**(125.0)**	**(60.8)**	**(24.7)**	**(60.5)**	**(17.5)**
	December 2013	(254.3)	(108.4)	(68.4)	(22.3)	(55.2)	(22.5)
Gold equivalent ounces sold	**March 2014**	**245.2**	**96.6**	**59.2**	**22.9**	**66.5**	**-**
	December 2013	254.6	99.1	73.6	19.7	62.2	-
AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz	**March 2014**	**1,105**	**1,293**	**1,027**	**1,080**	**910**	**-**
	December 2013	999	1,094	929	1,131	887	-

Underground and surface

US dollar and metric units

		Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
				Ghana			Peru	Australia				
			South Deep	Total	Tarkwa#	Damang	Cerro Corona	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith
Ore milled/treated (000 tonnes)												
- underground ore	**March 2014**	**1,803**	**351**	**-**	**-**	**-**	**-**	**1,452**	**626**	**281**	**144**	**401**
	December 2013	2,081	578	-	-	-	-	1,503	728	287	158	330
- underground waste	**March 2014**	**38**	**38**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	December 2013	119	119	-	-	-	-	-	-	-	-	-
- surface ore	**March 2014**	**7,074**	**-**	**4,653**	**3,574**	**1,079**	**1,714**	**669**	**656**	**13**	**-**	**-**
	December 2013	7,999	-	5,818	4,819	999	1,640	541	479	62	-	-
- total milled	**March 2014**	**8,877**	**389**	**4,653**	**3,574**	**1,079**	**1,714**	**2,121**	**1,282**	**294**	**144**	**401**
	December 2013	10,080	578	5,818	4,819	999	1,640	2,044	1,207	349	158	330
Yield (grams per tonne)												
- underground ore	**March 2014**	**4.7**	**5.2**	**-**	**-**	**-**	**-**	**4.7**	**3.5**	**6.5**	**5.0**	**5.2**
	December 2013	4.6	5.4	-	-	-	-	4.7	3.2	7.8	3.9	5.9
- underground waste	**March 2014**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	December 2013	-	-	-	-	-	-	-	-	-	-	-
- surface ore	**March 2014**	**1.3**	**-**	**1.3**	**1.2**	**1.3**	**1.5**	**1.3**	**1.3**	**2.2**	**-**	**-**
	December 2013	1.2	-	1.1	1.0	1.4	1.5	1.5	1.5	1.0	-	-
- combined	**March 2014**	**2.0**	**4.7**	**1.3**	**1.2**	**1.3**	**1.5**	**3.6**	**2.3**	**6.3**	**5.0**	**5.2**
	December 2013	1.9	4.3	1.1	1.0	1.4	1.5	3.9	2.6	6.6	3.9	5.9
Gold produced (000 ounces)												
- underground ore	**March 2014**	**276.6**	**59.2**	**-**	**-**	**-**	**-**	**217.5**	**69.8**	**58.3**	**22.9**	**66.5**
	December 2013	308.8	79.4	-	-	-	-	229.3	75.8	71.6	19.7	62.2
- underground waste	**March 2014**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	December 2013	-	-	-	-	-	-	-	-	-	-	-
- surface ore	**March 2014**	**300.2**	**-**	**191.9**	**145.2**	**46.7**	**80.5**	**27.8**	**26.9**	**0.9**	**-**	**-**
	December 2013	309.9	-	205.4	160.0	45.4	79.2	25.3	23.3	2.0	-	-
- total	**March 2014**	**576.8**	**59.2**	**191.9**	**145.2**	**46.7**	**80.5**	**245.2**	**96.6**	**59.2**	**22.9**	**66.5**
	December 2013	618.6	79.4	205.4	160.0	45.4	79.2	254.6	99.1	73.6	19.7	62.2
Operating costs (Dollar per tonne)												
- underground	**March 2014**	**37**	**188**	**-**	**-**	**-**	**-**	**-**	**89**	**141**	**146**	**124**
	December 2013	121	134	-	-	-	-	116	92	141	137	148
- surface	**March 2014**	**52**	**-**	**30**	**26**	**41**	**22**	**282**	**32**	**119**	**-**	**-**
	December 2013	29	-	29	25	50	23	47	43	26	-	-
- total	**March 2014**	**48**	**169**	**30**	**26**	**41**	**22**	**89**	**60**	**140**	**146**	**124**
	December 2013	48	134	29	25	50	23	96	73	119	137	148

March quarter includes 12,900 tonnes from rinsing inventory as well as 2,500 ounces produced from the 192,000 tonnes stacked at the heap leach operations.

Administration and corporate information

Corporate secretary

Taryn Harmse
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: taryn.harmse@goldfields.co.za

Registered office

Johannesburg
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

London
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

American depository receipts transfer agent

Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Willie Jacobsz
Tel: +27 11 562 9775
Mobile: +27 82 971 9238
e-mail: willie.jacobsz@goldfields.co.za

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer secretaries

South Africa
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

United Kingdom
Capita Registrars
The Registry
34 Beckenham Road

Beckenham
Kent BR3 4TU
England

Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas]

+44 20 8639 3399

Fax:+44 20 8658 3430

e-mail:ssd@capitaregistrars.com

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

Website
www.goldfields.com

Listings
JSE / NYSE / NASDAQ Dubai: GFI
NYX: GFLB
SWX: GOLI

Directors
CA Carolus (*Chair*) ° K Ansah # A R Hill #° G M Wilson ° N J Holland *• (*Chief Executive Officer*) R P Menell °
D N Murray ° P A Schmidt • (*Chief Financial Officer*) D M J Ncube °

* British # Ghanaian ≠ Canadian
° Independent Director • Non-independent Director

Forward looking statements

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

Such forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report, are necessarily estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of exploration and development activities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining;
• the occurrence of work stoppages related to health and safety incidents;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration projects or other initiatives;
• changes in relevant government regulations, particularly environmental, tax, health and safety, regulations and potential new legislation affecting mining and mineral rights; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

ince

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 8 May 2014

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer